UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2009

Commission File Number: 001-13425
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

SIGNATURES
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated (Registrant)
Date: March 18, 2009	By:	/s/ Jeremy Black
Jeremy Black
Corporate Secretary

AUCTIONS DONE RIGHT.

ANNUAL REPORT 2008

1310
SOLD

RITCHIE BROS.
Auctioneers

AUCTIONS DONE RIGHT. A N N U A L R E PORT 2008

2008 2008 was another record-breaking Gross Auction Proceeds in billions of US dollars year at Ritchie Bros. Auctioneers — 3.57 3.5 as well as our 50th anniversary. We conducted 193 unreserved 3.19 industrial auctions and 147 3.0 unreserved agricultural auctions in 13 countries around the world, 2.72 selling $3.57 billion of used 2.5 and unused equipment for the construction, transportation, 2.09 agricultural and other industries. 2.0 Like every Ritchie Bros. auction, 1.79 these auctions were all unreserved, which means there were no minimum 1.56 1.5 bids or reserve prices. We think our commitment to holding only unreserved auctions is an important 1.0 factor in the transparency of these auctions — and has played a big part in our success over the past 50 years. 0.5 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 0 contents Buyers in thousands 80.3 84.0 74.0 75.0 Letter to Shareholders 3 Auctions Done Right. 10 62.8 55.9 58.9 About Our Auctions 12 50.0 About Our Customers 13 Why Buyers Choose Ritchie Bros. 14 25.0 Why Sellers Choose Ritchie Bros. 16 50 Years of Change 22 Our Web Site 25 0 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 Our Auction Sites 26 The Future of Ritchie Bros. 28 Consignors in thousands Financial Information 35 37.0 32.1 34.9 30.0 Supplemental Quarterly Data 60 27.9 23.5 24.9 20.0 Selected Financial and Operating Data 61 Board of Directors 63 10.0 Shareholder Information 64 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 0 In this annual report, all dollar amounts are stated in United States dollars unless a different currency is indicated. Gross auction proceeds represent the total proceeds from all items sold at our auctions. Our definition of gross auction proceeds may differ from those used by other participants in our industry. Gross auction proceeds is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. Auction revenues is the most directly comparable measure in our Statement of Operations and represents the revenues we earn in the course of conducting our auctions. Auction revenues are primarily comprised of the commissions earned on straight commission and gross guarantee contracts, plus the net profit on the sale of lots purchased and sold by the Company as principal. Forward-looking statements: The discussion in this Annual Report includes forward-looking statements, which involve risks and uncertainties as to possible future outcomes. Readers should refer to the discussion concerning forward-looking statements and risk factors included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2008, which is included in the Financial Information section of this Annual Report.

OUR CORE VALUES 1. WE DO WHAT IS RIGHT 2. WE MAINTAIN THE HIGHEST LEVEL OF BUSINESS INTEGRITY 3. WE BUILD AND MAINTAIN STRONG AND ENDURING CUSTOMER RELATIONSHIPS 4. WE NEVER LOSE TRACK OF THE BASICS 5. WE FACE OUR ISSUES IMMEDIATELY AND ARE SOLUTION ORIENTED 6. WE HAVE A HUNGER AND PASSION FOR THE DEAL 7. WE ARE NIMBLE AND OPPORTUNISTIC 8. WE HAVE FUN

Caorso, Italy

LETTER TO SHAREHOLDERS
2008 will go down in the record books as a year to remember. In the face of turmoil in financial markets and the resultant shocks to economies around the world, Ritchie Bros. was able to deliver growth by continuing to create compelling value for our customers, our employees and our shareholders.
We generate value for our customers by using unreserved auctions to create a global marketplace where people can buy and sell equipment in a fair and transparent way. The key to that transparency is the open and honest nature of our auctions. At its core, our business is about one key thing: Auctions Done Right. These three simple words capture the essence of what we strive to accomplish at Ritchie Bros.
In our minds, the words Auctions Done Right have very powerful connotations and are centered on some very basic principles that are near and dear to us. Every Ritchie Bros. auction is strictly unreserved, which means there are no minimum bids or reserve prices and the owner is contractually forbidden from participating in the sale of his assets; every item sells to the highest bidder on auction day. To us, unreserved means integrity in the auction process from start to finish. At our unreserved auctions, owners are not permitted to bid on their own items or artificially manipulate the prices.
When we say Auctions Done Right, we mean auctions that are efficient, customer-oriented and conducted with integrity, fairness, certainty and transparency. We mean that we offer our customers a local presence with a global reach; that we treat customers fairly; and that we provide transparency in the buying and selling process by assembling assets in yards strategically located around the world and making the items available for interested bidders to inspect, test and compare for themselves.
These simple principles have endured in our company for decades, and they remain the driving force behind our innovation and growth. We strive to create enduring value, in an environment where integrity and fairness guide our way. In these uncertain times, we deliver certainty.
We help our customers manage change by making the sale and purchase of assets convenient, certain and rewarding.
Convenient? We save our customers time, effort and money by making the process easy, flexible and comfortable. Our auction yards, complete with environmentally certified refurbishing facilities, are well located around the globe and all have regularly scheduled auctions. We take care of all the details, allowing our customers to focus on their business while we deliver results.
Certainty? Having care, custody and control of the equipment we sell means our sellers do not have to worry about their assets while we prepare them for sale and our buyers can bid in confidence knowing that transactions will be completed. We provide our customers with peace of mind and instill confidence because we back up our promises with results. In addition, every item in all of our auctions sells to the highest bidder, no matter what, and our financial strength means we are able to stand behind our word and our obligations.
Rewarding? We deliver global value to consignors in part because of our reputation for integrity and conducting fair and transparent auctions, which helps to attract bidders. And we provide better tangible financial results to our consignors with a combination of local, global and online bidding audiences, giving them the best of all worlds. At the end of the day, we have created an auction experience for our customers that saves them time and effort and helps them achieve their business goals.
We invest in relationships with our customers in an effort to transform the way the world buys and sells commercial and industrial assets.
We believe that our future growth and expansion is directly dependent on our ability to create compelling value for our customers, and we are always looking for new and better ways to accomplish that, by creating convenience, providing certainty and delivering rewards when it comes time for our customers to buy and sell equipment. We strive to do this better than anyone else in the world, and better than anyone expects, by concentrating on our people, our places and our processes.
Our focus on Auctions Done Right has helped us become the world’s largest industrial auction company. At the end of 2008, our team was comprised of 1,077 employees working out of more than 110 offices in 25 countries, including 38 auction sites. During 2008, we sold over 253,000 lots for nearly 37,000 consignors. We held 193 unreserved industrial auctions, attracting over 277,000 bidder registrations. As the charts and graphs in this report show, all these numbers have been increasing. To us, this is a clear sign that our strategy is working.
Today, as we plan for the future, we see ourselves becoming the world’s largest marketplace for commercial and industrial assets. That may sound like a lofty goal, but it’s very much in our long-term sights. Right now we are looking towards gross auction proceeds
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT     3

of $10 billion and beyond, and that motivates us to maintain our focus on our strategy, and not get distracted by the current economic challenges the world is facing. In fact, these challenges create opportunities for us, and we are well positioned to capitalize on these opportunities. We continue to serve just a tiny share of a large and extremely fragmented market, and the factor that has the biggest impact on our growth is not the world economy; it’s us, and our ability to design and execute our strategy.
We have proven our capacity to grow in good times and bad, but we are not resting on our laurels. We are driven by the desire to continue to grow and innovate with new systems and processes that meet the needs and demands of our customers and our employees, and we will be rolling out some exciting things in 2009 to keep us on pace for continued growth.
Many people have asked us about how the world economic turmoil is impacting Ritchie Bros. today – and, perhaps more importantly, how it’s going to impact us going forward. We believe our business model is well suited to current economic conditions and that executing our strategy will continue to be a more significant determinant of our ability to grow our earnings per share than macro economic factors, just as it has been for the last 50 years. Our strategy remains consistent, in good times and in bad.
In our world, uncertainty gives equipment owners a reason to buy and sell equipment. And it’s important to understand that people have not stopped buying equipment in the face of the current economic challenges, and nor do we expect them to. There is still an enormous amount of work underway – with infrastructure spending on the rise and residential and other non-residential projects still being undertaken. Also, when times are tough and cash flow or credit is tight, traditional buyers of new equipment are more likely to look for good quality, late model used equipment. All of these behaviors draw people to our fair and transparent auctions, often resulting in increased demand for the equipment at our auctions.
Our bidders do not appear to be having significant difficulty accessing credit to fund their auction purchases. And the main participants in the equipment finance world are still offering credit to buyers of equipment.
Our most recent statistics from the fourth quarter of 2008 showed that our bidder registrations remained strong. We saw more bidders at our auctions in spite of the economic slowdown. And more than 80% of those
4     RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

bidders were equipment end-users: people with work to do and an immediate need for a particular type of equipment. That makes a big difference – people with jobs to complete buying income-producing assets at fair market value in an open and transparent auction gives banks and finance companies confidence when lending money.
Sellers also behave differently in tough economic conditions. Waiting indefinitely for idle machines to sell is not a luxury most companies can afford, especially now. They need to turn those surplus assets into cash – quickly, efficiently and for fair market value. Our unreserved auctions are one of the best ways to create liquidity, which is what we do every day. At our auctions, every item sells on auction day and sellers have cash in hand within 21 days of the auction. That’s tremendously valuable for all of our customers, not just companies facing liquidity challenges or finance companies looking to sell repossessed assets. And in these uncertain times, sellers are reassured knowing that they are dealing with a well-capitalized organization, which is an added level of comfort they can’t get in many other places. They know they will be paid.
In uncertain times, when work is harder to come by and equipment owners are less optimistic about the future, they need certainty. They also need to ensure that they’re extracting maximum value from the sale of their surplus assets. They can’t rely just on the local market – they need to cast the net wide and reach the most potential buyers from as many regions and sectors as possible. Because we have over 450,000 customers in more than 200 countries, and a reputation for conducting fair and transparent auctions, we are able to attract large and diverse mainly end-user audiences of on-site and online bidders from around the world to each of our auctions. This is part of why we sell more equipment for more people every year, and more used equipment than any other organization in the world.
Many people automatically assume that in tough economic times used equipment prices fall dramatically. That hasn’t been our experience – equipment prices do not act like stock or commodity prices. While we saw a general softening of prices in many categories of equipment through 2007 and 2008, with the exception of some of the more specialized equipment we sell, overall returns remained stronger than many people had expected thanks to the depth and diversity of our bidding audiences.
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT     5

While equipment prices are lower than the historically high prices we experienced in 2006, the decreases were nowhere near as dramatic as the declines we have witnessed recently in some financial markets. Additionally, the mix of equipment in our auctions changes constantly so we are not reliant on the prices in any one category of equipment remaining high or on the performance of any one industry or geographic region. Our mix and volume of business changes from period to period, more than compensating for the impact of price changes in particular asset categories.
It’s very important to recognize that, yes, times are tough for many of our customers – but there is still a lot of work going on and over $100 billion of used equipment is still trading hands every year. We are the world’s largest auctioneer of industrial equipment but we handle only a small fraction of the used equipment that’s bought and sold around the world. That means we enjoy both the benefit of market leadership and the potential for tremendous growth.
Despite all the records and success we’ve enjoyed in recent years, we still believe that we are just beginning to scratch the surface. One of the keys to our ability to grow is our people. Without continuing to attract, train, develop and retain the right people, we will not continue to grow over the long term. This is an often-misunderstood aspect of our business.
Our business is built on relationships, meaning that our growth is limited by our capacity to meet and develop relationships with customers. We build these relationships in many ways, including interactively and online via our industry-leading web site at rbauction.com, over the phone when customers are dealing directly with our sale sites and our customer service group, and, most importantly, the old-fashioned way – face to face. Our customer relationships are multi-dimensional and deep, which is why it takes time to develop them.
Our growth strategies are geared towards our dual goals of maintaining and enhancing our corporate culture and growing our earnings per share at an average annual rate of 15% while generating a reasonable return on invested capital. We fear that chasing faster growth could dilute our high level of customer service and make it more challenging for us to maintain and enhance our corporate culture. That is a risk we are not prepared to take.

It’s hard to say what 2009 holds in store for Ritchie Bros. – precise visibility into the year ahead is a challenge for us at the best of times. With the current global economic turmoil and uncertainty many of our customers are facing, our short-term visibility is even more clouded. There is one thing we are clear about though – we know we are well positioned for ongoing growth and that’s our focus for the future.
Over the past 50 years, we have demonstrated our ability to grow our business at all points in the economic cycle. What makes this downturn particularly interesting for us is the fact that our global reach is significantly greater today than it was during previous economic downturns. We are able to offer a unique and very compelling service to equipment owners who want to access the global marketplace rather than simply buy and sell in the local market. Equipment owners look to us to help them transcend local market conditions, especially during downturns.
2008 was a tremendous year for Ritchie Bros.; however, we could not have accomplished these results without the hard work and dedication of all the men and women on the Ritchie Bros. team. Our sincere thanks go to each and every one of them for their commitment to Auctions Done Right. Thanks to the energy, dedication and passion of our team, we are getting closer every year to our ultimate goal of becoming the world’s largest marketplace for commercial and industrial assets. We are all very fortunate to be on a team full of bright, hardworking people with such incredibly positive attitudes.
And finally, thanks to our shareholders – for their confidence and ongoing loyalty to us – and to the ever-increasing number of equipment owners who are choosing to participate in our unreserved auctions. We truly appreciate your confidence in us.
Auctions Done Right – it’s what motivates us to be our best. It’s what generates compelling value for our customers and returns for our shareholders. It’s time to buckle up – we have auctions to build!

Robert W. Murdoch	Peter J. Blake

Chairman	Chief Executive Officer
6     RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

Brisbane, Queensland, Australia

NO PURCHASE MAY BE REMOVED UNTIL PAID
rb

Ritchie Bros. Auctioneers | 2008 Annual Report 7

Brisbane, Queensland, Australia Ritchie Bros. Auctioneers 2008 Annual Report 7

Kansas City, Missouri, USA

Upcoming Auctions
ST. LOUIS
APRIL 1
NEBRASKA
MAY
STAND CLEAR
OF THE RAMP

8 Ritchie Bros. Auctioneers | 2006 Annual Report

Kansas City, Missouri, USA 8 Ritchie Bros. Auctioneers 2008 Annual Report

STAND CLEAR
OF THE RAMP
924

Ritchie Bros. Auctioneers | 2008 Annual Report 9

Ritchie Bros. Auctioneers 2008 Annual Report 9

Edmonton, Alberta, Canada AUCTIONS DONE RIGHT. 10 Ritchie Bros. Auctioneers 2008 Annual Report

Many people will remember 2008 as a year of turmoil, change and chaos. Not at Ritchie Bros. We’ll remember 2008 as the year our company turned 50. A year of setting records and opening auction sites and helping thousands upon thousands of people around the world buy and sell equipment. A year of continuing to deliver compelling value for our customers, our employees and our shareholders. For Ritchie Bros., 2008 was a year of growth and progress.
Our ability to grow in challenging times has a lot to do with the way we conduct our business – and the way we serve our customers, especially during market downturns. At its core, our business is about Auctions Done Right.
These three simple words summarize everything we stand for at Ritchie Bros. – and everything that makes us stand out. From our very first auction in 1958 to our last auction of 2008 we have made a conscious effort to do the right thing by all of our customers: first-timers and familiar faces, buyers and sellers, owner-operators with one machine and multinational companies with millions of dollars in assets.
That’s why every Ritchie Bros. auction is unreserved. Why owners are not allowed to bid on their own items. Why we marshall assets at our secure sites under our care, custody and control. Why we encourage interested buyers to inspect, test and compare equipment before the auction. Why we search every item for liens before we sell it. And why we publish the selling price of every piece of equipment on our web site.
Put together, all of these factors spell one thing: transparency. The fact that our auctions are fair, consistent and transparent is one of the reasons people travel from around the world to attend our auctions – or participate online. It’s also why we register record numbers of on-site and online bidders year after year: more than 277,000 in 2008 alone. And the fact that we register hundreds, even thousands of bidders from around the world at every auction is one of the reasons we attract record numbers of equipment sellers year after year: more than 37,000 in 2008. Our consignors know that a Ritchie Bros. unreserved auction is one of the best ways for them to sell their surplus assets quickly, efficiently and for global fair market value, especially in slower economic periods.
Ritchie Bros. auctions are Auctions Done Right – for both buyers and sellers of equipment.
50 years of doing the right thing
The concept of “Auctions Done Right” can be traced back to three Canadian brothers and a small furniture auction in 1958.
“THE DIFFERENCE BETWEEN RITCHIE BROS. AND OTHER AUCTION COMPANIES WAS JUST NIGHT AND DAY.
RITCHIE BROS. WAS ABSOLUTELY STRAIGHT;
EVERY AUCTION WAS UNRESERVED, AS ADVERTISED; THEY WERE FIRM, FAIR AND TRANSPARENT.
THAT HASN’T CHANGED IN ALL THE YEARS I’VE BEEN A CUSTOMER.”
TED CARLSON (CANADA)
Dave, Ken and John Ritchie conducted their first auction to repay a $2,000 loan. They didn’t have the cash, so they set up an auction and sold some furniture from their secondhand store. That could have been the end of the story – but it wasn’t, because the brothers realized they’d found a unique way of doing business that benefited and appealed to both buyers and sellers.
Of course, there was nothing new about auctions. But there was something unique about Ritchie Bros. auctions. The brothers prevented any price manipulation at their sales. They opened their auctions to the general public and did not set any minimum bids or reserve prices; they forbid owners from bidding on their own items. Everyone at the auction knew that the bids were legitimate and the market set the prices – not the auctioneer or the seller. These standards still hold true today.
At Ritchie Bros., we stress the transparency and integrity of our auctions. The main reason is that many equipment auction companies don’t have the best reputation. Price manipulation is common, with owners bidding in and auctioneers making sure the “right” customers become buyers.
The Ritchie brothers were determined to set a new standard. By staying true to their values, they earned the respect of their customers and established their auctions as a fair and legitimate means of buying and selling equipment. They set Ritchie Bros. on the path to being the world’s largest industrial auctioneer.
Doing the right thing set us apart in the early days – and it’s what continues to set us apart today. We’re a lot bigger; we have more customers, more locations and more auctions on our annual calendar. But the essence of Ritchie Bros. – Auctions Done Right – has not changed over the last 50 years.
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT     11

ABOUT OUR AUCTIONS
Ritchie Bros. is the world’s largest auctioneer of industrial equipment and trucks. Headquartered in Vancouver, B.C., Canada, we have 38 auction sites in North America, Europe, the Middle East and the Asia-Pacific region – with more sites under development. In 2008 we sold $3.57 billion of used and unused equipment at 340 unreserved industrial and agricultural auctions around the world.
Our industrial auctions range in size from two or three million dollar, single-owner auctions at a customer’s yard to multi-day auctions at our permanent auction sites. In February 2008 we conducted the largest auction in company history, selling $190 million of equipment and trucks over five days at our Orlando, Florida permanent auction site and attracting more than 6,000 on-site and online bidders from 71 countries.
No matter how big or small, our auctions have many features in common. They are always unreserved, with no minimum bids or reserve prices. They are open to the public, with free registration. Most auctions are broadcast live on our web site, rbauction.com, so our customers can choose to bid in person, over the internet or by proxy. Whether the auction is conducted at one of our permanent auction sites or at a temporary yard, we display all of the equipment at the site so that our customers can inspect, test and compare items before they bid on auction day. And at most auctions, mobile equipment is driven over a ramp in front of the bidders so they can see it in operation as they bid.
All of these practices are designed with fairness and transparency in mind. We strive to create a level playing field for our customers, giving every potential buyer the opportunity to find, inspect and buy the equipment they need at fair market prices.
Although the size of our auctions varies, the average Ritchie Bros. auction continues to grow. In 2008, an average industrial auction featured 1,301 lots from 189 consignors, generating $17.7 million in gross auction proceeds and attracting 1,431 on-site and online bidders from around the world.
An Average Ritchie Bros.
Industrial Auction in 2008

$17.7	million in gross auction proceeds
1,301	lots
189	consignors
1,431	bidders (total)
410	online bidders
$10.6	million of equipment sold to out-of-region bidders (60%)
82%	end-user purchases
“YOU GO TO OTHER AUCTIONS AND THERE ARE
MAYBE ONE HUNDRED PEOPLE. YOU GO TO A RITCHIE BROS. AUCTION AND
THERE ARE TWO THOUSAND.
WHAT DOES THAT TELL YOU?”
JOHN SPADARO (AUSTRALIA)
12     RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

ABOUT OUR CUSTOMERS
Every year, we help more people in more places around the world buy and sell equipment. Our customers are a diverse bunch. They come from 200 countries. Some are buyers, some are sellers; an increasing number are both. Many people have been attending our auctions for years; others recently bid for the first time. Some own multi-million dollar fleets of equipment; others operate one or two machines.
Our customers include end-users of equipment and dealers; finance companies and banks; rental companies and manufacturers. They work in the construction, transportation, agricultural, material handling, mining, forestry, petroleum, marine and other industries.
We sometimes conduct complete dispersals for people who are retiring or companies that are shutting down, but most of our customers are buying and selling equipment as part of a regular fleet turnover program or at the start or finish of projects.
In spite of these differences, our customers have many similarities. They appreciate honesty, integrity and transparency. They want to be treated right. They want to know that they are paying a fair price when they buy and getting a fair return when they sell. They want value – and they want their business to be valued. They want certainty in these uncertain times. They want Auctions Done Right.
That’s why an increasing number of people turn to Ritchie Bros. auctions every year for their equipment buying and selling needs.
 Our Customers
– 2008 Statistics

277,000	bidder registrations
84,000	buyers (total)
16,000	buyers (online)
37,000	consignors
450,000	customers
in 200 countries
99,000	qualified online bidders from 181 countries
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT     13

WHY BUYERS CHOOSE RITCHIE BROS.
In 2008, we had a record 277,000 bidder registrations at our industrial auctions. Whether they are bidding on-site or online, our customers choose Ritchie Bros. for their equipment buying needs for a number of reasons:
èFair, transparent auction processes
Every Ritchie Bros. auction is unreserved, with no minimum bids or reserve prices. We also forbid owners from bidding on their own items. Our customers can be confident that the bidders – not the sellers or the auctioneer – set the prices at our auctions, so they always pay fair market value. And they know that every item will be sold on auction day, regardless of price.
è Comprehensive selection of equipment
Over 1,300 items are sold at an average Ritchie Bros. industrial auction – everything from skid steer loaders and forklifts to motor graders and truck tractors. In 2008, we sold a total of 253,000 lots, making our auctions one of the best sources for used equipment in the world. Our customers can usually find what they’re looking for in our auctions, whether it’s down the road or on the other side of the world.
è Convenient locations around the world
Whether we’re conducting an auction at one of our 38 auction sites worldwide or at a temporary location, we gather the equipment at the site so our customers can inspect and compare items from many different sellers in one convenient location. Our auction sites are strategically located close to major transportation routes and services, making it more convenient and cost-effective for out-of-region bidders to participate on auction day.
è The ability to inspect, test and compare items
We marshal most of the equipment we sell at our secure auction sites so our customers can inspect, test and compare items before they bid on auction day. Our customers don’t have to rely on a third-party inspection report: they can verify the condition and assess the value of a machine for themselves. They also know exactly where their purchases are located – in Ritchie Bros.’ care.
è Lien-free equipment
Our search department works to identify and release any liens and encumbrances before auction day, so our customers can be confident that the equipment they are buying comes with clear title. If we can’t deliver clear title, we offer a full refund of the purchase price.
è No hidden fees or premiums
Our auctions are open to the public; registration to bid is free. Unlike some auction companies, we do not charge any fees to bid on or buy equipment, except for a two percent fee on internet purchases and an administrative fee charged on the purchase of low value lots. And we never place reserve prices on any item we sell. Our customers can be confident that the price they bid is the price they pay.
è Convenient bidding options
Our customers have three convenient bidding options at most Ritchie Bros. auctions: in person, online or by proxy. Most of our customers still prefer to bid in person but if they can’t make it to the auction site, they appreciate having the ability to bid online in real time at our auctions around the world. Knowing that every bid is legitimate and that they are bidding against live on-site bidders who can see the equipment moving across the ramp gives them added confidence when they are bidding online.
è Value-added services
We continue to enhance our customers’ buying experience by inviting third-party vendors to our auctions (such as finance companies, transportation companies, customs brokers and caterers) and partnering with companies that offer value-added services (such as Like-Kind Exchange services, credit card payments and shipping quotes).
14     RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

“I KNOW I AM NOT BIDDING AGAINST THE OWNER OF THE MACHINE; IT’S A LEVEL PLAYING FIELD... THE PRICES AT RITCHIE BROS. AUCTIONS ARE FAIR — YOU PAY WHAT THE MACHINE IS WORTH, THE MARKET PRICE.” NAVNEET MATHUR (INDIA) Ritchie Bros. Auctioneers 2008 Annual Report 15

Los Angeles, California, USA WHY SELLERS CHOOSE RITCHIE BROS. 16 Ritchie Bros. Auctioneers 2008 Annual Report

In 2008, we handled a record 37,000 consignments at our industrial auctions – representing 253,000 lots – for equipment sellers around the world. Whether they are selling one machine or their entire fleet, our customers rely on us to turn their assets into cash – quickly, efficiently and for global fair market value. They choose Ritchie Bros. over other methods of selling because we offer:
è Fair, transparent auction processes
Our commitment to unreserved auctions with no bid-ins or buy-backs clearly benefits bidders. But our sellers value the fairness and transparency of our auctions just as much. For a start, many of them are also buyers. More importantly, they know that it’s the transparency of our auctions that helps draw hundreds, even thousands of people from around the world to bid – helping sellers achieve the best possible returns on auction day.
è Flexible contract options
We offer different contract options to meet our customers’ sale objectives and risk tolerance, including straight commission, guarantee and outright purchase options.
è Unparalleled marketing
We employ a comprehensive global marketing campaign for each and every industrial auction using our high-traffic web site, rbauction.com; full-color auction brochures; print and online advertising; and often, media relations campaigns. Our consignors can be confident that they are reaching the maximum number of potential buyers from around the world when they sell through Ritchie Bros.
è Global fair market value
An average Ritchie Bros. industrial auction attracts more than 1,400 on-site and online bidders from around the world. Reaching beyond the local market for buyers enables our consignors to sell their equipment for its global market value, regardless of local market conditions. Our auctions transcend local and regional market conditions to achieve the highest possible return.
è Access to end-users
We attract large numbers of end-users to our auctions because they know they can buy a piece of equipment today and put it to work almost instantly. End-users represented roughly 80 percent of the purchases at our auctions in 2008, which helps drive higher prices. Unlike wholesale buyers or resellers, end-users are rarely speculative buyers; they tend to bid when they need a machine for a specific project, which motivates them to outbid their competitors.
“WE COULD SEE THE MARKET SOFTENING IN SOME PARTS OF THE WORLD BUT NOT IN OTHERS, AND WE REALIZED THAT
REACHING THOSE AREAS OF STRENGTH
WOULD HELP BRING BETTER PRICES... SELLING THROUGH RITCHIE BROS.
IS THE BEST WAY TO MITIGATE RISK IN A SOFT MARKET.”
HUGH EDELEANU (U.K.)
è Exposure to online and on-site bidders
Despite the convenience of online bidding, most Ritchie Bros. customers still prefer to bid in person at our auction sites. They like “kicking the tires” on the equipment they’re interested in and they like to see it running over the ramp as they bid. When you’re selling a machine that’s worth tens or hundreds of thousands of dollars, it’s important to reach every potential buyer – not just the ones who bid online.
è On-site refurbishing
Many of our consignors get their equipment “auction ready” by having their equipment painted or refurbished at the convenient, cost-competitive refurbishing facilities at our permanent auction sites. Buyers will often pay a premium for a machine that is ready to be put straight to work. They can finance the full price of a painted machine but will not be able to finance a paint job done after the auction.
è Selling experience and expertise
Selling equipment takes time, expertise and resources. We take care of every aspect of the sale of our customers’ equipment – from advertising to meeting potential buyers to collecting proceeds – so they can focus on what they do best: running their business.
è Almost instant liquidity
At Ritchie Bros. unreserved auctions, every single item is sold on auction day. Within three weeks our consignors receive the net proceeds of the sale. Unlike most other sales channels, our unreserved auctions provide almost instant liquidity for equipment sellers.
è Peace of mind
Ritchie Bros. is listed on the New York and Toronto stock exchanges. We have a solid balance sheet and a history of over 50 years in the auction business. Our customers feel confident placing their equipment in our hands because we have the experience, integrity and financial ability to deliver on our commitments.
The global marketplace:
More important than ever
In 2008, more than 60 percent of the gross auction proceeds at our auctions came from buyers living outside the region of the auction.
Because our auctions are unreserved and owners are forbidden from bidding on their equipment, every item sells for its true fair market value on auction day. And because we attract bidders from all over the world, both in person and online, every item sells for its global market value - regardless of the local market conditions. That’s why an increasing number of equipment owners choose Ritchie Bros. to help them get the best return on their assets each year.
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT     17

Orlando, Florida, USA “WITH A TRULY UNRESERVED AUCTION YOU KNOW THAT EVERY BID IS LEGITIMATE. PEOPLE FEEL COMFORTABLE BIDDING, AND THAT BRINGS HIGHER PRICES FOR THE EQUIPMENT.“ FRANK FOWLER (USA) 18 Ritchie Bros. Auctioneers 2008 Annual Report

WHY UNRESERVED? Every Ritchie Bros. auction is unreserved. That means there is no minimum bid or reserve price on any item we sell. We also forbid owners and their agents, by contract, from bidding on the items they are selling. As a result, every item is sold to the highest bidder on auction day, regardless of price. In our view, the only truly fair and transparent auctions are unreserved auctions. At Ritchie Bros. unreserved auctions, prices are set by the bidders – not by the sellers or the auctioneer. Bidders come to our auctions in the thousands because they know that there are no hidden reserves; they know that every item will be sold to a new owner on auction day; and they know that they will always pay fair market value. And because those bidders come from all over the world, in person and online, our consignors know that their equipment will be sold for its true global fair market value.

Moerdijk, The Netherlands

OUR FIRST 50 YEARS

RITCHIE BROS.: FROM 1958 TO 2008

1958 First auction, in Kelowna, British Columbia, Canada

1963 First industrial auction, in Radium, British Columbia, Canada

1976 First permanent auction site, in Edmonton, Alberta, Canada

1985 $1 billion in lifetime auction proceeds

1990 First auction in Australia

1991 1,000th auction

1994 First auction in Asia

1995 First auction in Mexico

1996 Launch of rbauction.com

1997 First auction in the Middle East

2000 2,000th auction

2002 Online bidding service introduced

2003 First auction in Africa

2004 Listed on Toronto Stock Exchange

2005 First $2 billion year

2006 3000th auction

2007 First $3 billion year

2008:

Records

- Highest annual gross auction proceeds: $3.57 billion
- Highest annual online gross auction proceeds: $700 million
- First billion-dollar quarter
- Largest auction in company history: $190 million (Orlando, FL)
- Largest Australia, Spain, Italy, France and Mexico auctions in company history
- Regional gross auction proceeds records set at 12 auction sites:
  - Orlando, Florida ($190 million)
  - Atlanta, Georgia ($60 million)
  - Fort Worth, Texas ($57 million)
  - Las Vegas, Nevada ($54 million)
  - Brisbane, Australia ($52 million/AU$55 million)
  - North East, Maryland ($42 million)
  - Moncofa, Spain ($38 million/ €30 million)

Milestones

- 50th anniversary
- 10th anniversary as a public company
- $2 billion in lifetime auction proceeds over the internet
- Added to S&P/TSX Composite Index

Geographic Expansion

- First ever auction in Poland
- Grand opening of permanent auction sites in Kansas City, Missouri and Paris, France; both replaced regional auction units
- New regional auction unit established in Las Vegas, Nevada
- Three regional auction units relocated to larger sites: from Livorno, Italy to Caorso, Italy; from Sagunto, Spain to nearby Moncofa; and from Melbourne, Australia to nearby Geelong
- Commencement of construction on new or replacement permanent auction sites in Houston, Texas; Minneapolis, Minnesota; Grande Prairie, Alberta; London, Ontario; and Mexico City, Mexico
- Land purchased for a replacement permanent auction site in Vancouver, BC and a new permanent auction site in Tokyo, Japan
- Approximately 74 acres of land purchased to expand permanent auction site in Orlando, Florida

Process improvements

- Electronic Auction Clerking
- Virtual Ramp
- Automated electronic signboards
- Credit card services
- Online shipping service

Ritchie Bros. Auctioneers | 2008 Annual Report 21

OUR FIRST 50 YEARS RITCHIE BROS.: FROM 1958 TO 2008 1958 First auction, in Kelowna, British Columbia, Canada 1963 First industrial auction, in Radium, British Columbia, Canada 1970 U.S. expansion: first auction outside Canada, in Oregon, U.S.A 1976 First permanent auction site, in Edmonton, Alberta, Canada 1985 $1 billion in lifetime auction proceeds 1987 First auctions outside North America, in the U.K. and the Netherlands 1990 First auction in Australia 1991 1,000th auction 1994 First auction in Asia 1995 First auction in Mexico 1996 Launch of rbauction.com 1997 First auction in the Middle East 1998 Listed on the New York Stock Exchange First $1 billion year 2000 2,000th auction 2002 Online bidding service introduced 2003 First auction in Africa 2004 Listed on Toronto Stock Exchange 2005 First $2 billion year 2006 3000th auction 2007 First $3 billion year 2008 50th anniversary First auction in Eastern Europe First $1 billion quarter 2008: A year of records, milestones, developing people, expanding places and improving processes Records t___$3.57 billion t___proceeds: $700 million t_ t___-$190 million (Orlando, FL) t___-and Mexico auctions in company history t___set at 12 auction sites: — Orlando, Florida ($190 million) — Atlanta, Georgia ($60 million) — Fort Worth, Texas ($57 million) — Las Vegas, Nevada ($54 million) — Brisbane, Australia ($ 52 million/AU$55 million) — North East, Maryland ($42 million) — Moncofa, Spain ($38 million/ 30 million) Others with gross auction proceeds less than $20 million. — Caorso, Italy — Albuquerque, New Mexico — Melbourne, Australia — Toluca, Mexico — Paris, France Milestones t___UI_BOOJWFSTBSZ t_ t___over the internet t___“EEFE_UP_4_1_549___$ Geographic Expansion t_ t___sites in Kansas City, Missouri and Paris, France; both replaced regional auction units t___in Las Vegas, Nevada t___to larger sites: from Livorno, Italy to Caorso, Italy; from Sagunto, Spain to nearby Moncofa; and from Melbourne, Australia to nearby Geelong t___$ new or replacement permanent auction sites in Houston, Texas; Minneapolis, Minnesota; Grande Prairie, Alberta; London, Ontario; and Mexico City, Mexico t___-permanent auction site in Vancouver, BC and a new permanent auction site in Tokyo, Japan t___“QQSPYJNBUFMZ___BDSFT_PG_MBOE___purchased to expand permanent auction site in Orlando, Florida Process improvements t___&MFDUSPOJD_“VDUJPO_ t___7JSUVBM_3BNQ t___t___$SFEJU_DBSE_TFSWJDFT t_

Saskatoon, Saskatchewan, Canada 50 YEARS OF CHANGE – AND STAYING THE SAME

In 2008, Ritchie Bros. Auctioneers celebrated its 50th anniversary. Much has changed over the past 50 years: we are now the world’s largest auctioneer of industrial equipment, with a global network of world-class auction facilities and an annual calendar of hundreds of auctions that attract on-site and online bidders from across the globe. But a lot has also stayed the same. Our company was founded on two basic principles: every auction should be unreserved and every customer should be treated fairly and with respect. We hold true to those principles to this day – and believe that commitment has played a large part in our success.
Our customers and employees shared in many 50th anniversary celebrations this year. Among the highlights:
50 Stories for 50 Years
We collected 50 stories from a wide range of customers in 2008, from the seasoned online bidder in New York to the first-time seller in Canada to the well-traveled buyer from India, and posted them on our web site. They told us what brought them to Ritchie Bros. in the first place – and what keeps them coming back. The same words came up repeatedly: integrity, honesty, fairness, transparency. Auctions Done Right.
RitchieWiki.com
In September 2008 we launched RitchieWiki to share our wealth of equipment knowledge with our customers and other industry participants. RitchieWiki is a collaborative web site containing hundreds of articles about equipment that anyone can read, add to or edit. The wiki is supported by a free public database with specifications for more than 11,000 different pieces of equipment – making it the world’s largest free equipment specifications database. And we’re still adding to it.
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT     23

Paris, France

Orlando, FL
Ring 2
RITCHIE BROS.
LOT # 390
2006 CATERPILLAR 950H WHEEL LOADER
Choice of 6
Help
View Purchases
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ASK: $132,500
High Bid: $130,000
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$132,500
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24 Ritchie Bros. Auctioneers | 2008 Annual Report

Paris, France

OUR WEB SITE
Our web site, rbauction.com, has become an important point of contact with our customers. Many of our regular customers make a point of visiting the site daily. That’s why we strive to make the site as accessible, informative and transparent as possible.
Our customers visit rbauction.com to:
è Check the auction calendar
We listed 340 auctions around the world on our web site in 2008
è Search for equipment
We post photos and details, including serial numbers, on our web site for every item we sell so our customers can make accurate and informed buying decisions
è Look up past auction results
We publish the results for every item sold over the previous 24 months within 48 hours of the auction, giving our customers free access to worldwide equipment values and adding to the transparency of our auctions
è Place bids
If they can’t make it to the auction site on auction day, our customers can visit rbauction.com to place real-time or proxy bids in auctions around the world
è Find their local Ritchie Bros. representative or office
We have offices and auction sites in more than 25 countries to serve our global customer base
We’re looking forward to introducing our enhanced web site and online bidding service to our customers in 2009.
     In 2008,
rbauction.com
    Received:

4.6	million unique visitors who conducted –

22.9	million equipment searches and looked up –

1.9	million past auction results.
“THERE ARE COMPETING AUCTION COMPANIES,
SOME ONLINE, SOME CONVENTIONAL, BUT
NOBODY COMBINES THE INTERNET WITH THE PROVEN ON-SITE AUCTION METHOD AS WELL
AS RITCHIE BROS.”
TOM STEVENSON (CANADA)
Bidding online at rbauction.com
We introduced our innovative real-time internet bidding service in 2002. Today, most Ritchie Bros. auctions are broadcast live on our web site, giving our customers unprecedented access to the global equipment marketplace. Our online bidding service was designed to mirror the experience of bidding on-site as closely as possible: internet bidders can hear the auctioneer, see pictures and details of the items being sold, make selections from choice groups, keep track of bids coming from on-site and online bidders, and place bids – all in real time. Our internet bidding service maintains the transparency of our live auctions and enables our online and on-site bidders to compete on a level playing field.
Consider these numbers:

-	99,000 registered online bidders from 181 countries

-	$700 million of equipment sold to online bidders in 2008

-	Almost $2.5 billion of equipment sold to online bidders since 2002

-	In 2008, 29 percent of our bidders participated online
Our buyers aren’t the only ones who benefit from our online bidding service: the participation of on-site and online bidders from around the world enables our consignors to reach the greatest and most diverse audience of potential buyers, ensuring maximum possible returns on the sale of their equipment. Our ability to create this international marketplace and help our customers sell their equipment for its global market value is even more important now, with so many regions and markets facing challenging economic times. In these uncertain times, combining on-site and online bidders means our auctions offer what few others channels can — the best of both worlds.
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT     25

OUR AUCTION SITES
In 2008, over 70 percent of our customers chose to bid in person at our unreserved auctions. Many customers will travel hundreds, even thousands of miles to attend our auctions, despite the ease and convenience of our online bidding service. They like being able to inspect, test and compare equipment items to assess their value and condition before the auction; they like seeing the machines in operation as they bid; and they like meeting with other people in their industry.
Our secure auction sites enable us to gather equipment from multiple sellers in one place so our customers can compare different items and make an informed decision before they bid. Our sites also enable us to have full care, custody and control of the equipment we sell from the time it enters our yard to the time we release it to the new owner, which gives our customers a greater level of comfort when they bid on auction day.
We believe our auction sites contribute to the transparency of our auction processes and offer one of our most significant competitive advantages, which is why we are continuing to invest in the expansion and improvement of our global network. We currently have 38 auction sites in North America, Europe, the Middle East and Australia, including 31 permanent auction sites.
When assessing the potential for a new auction site we look at many factors, including our auction history and the size and growth of our customer base in that region; local regulations and conditions that impact buying, selling and moving equipment; and the availability and suitability of land near major transportation routes, airports, hotels and other services.
The evolution of an auction site The process of developing a Ritchie Bros. auction site begins with our first foray into a new territory and ends with a Grand Opening auction at a new permanent auction site. We don’t develop sites one at a time; rather, we are always in the process of developing our business in new regions around the world. This is the typical process – and some of the progress we made in 2008. 1. Get to know customers from a new region when they attend our auctions in other regions In 2008 we welcomed the first bidders from Serbia, among other countries, to our auctions. 2. Send a Territory Manager into that region to assess the market opportunity and establish a sales office In 2008 we opened a new sales office in Hong Kong

“THERE’S STILL A DESIRE TO KICK THE TIRES.
PEOPLE LIKE TO LOOK AT WHAT THEY’RE BUYING
AND CHECK THE MECHANICAL CONDITION OF A MACHINE FOR THEMSELVES. ”
FRANK RIZZARDO (CANADA)
Europe USA Moerdijk, The Netherlands 1 Olympia, WA 18 Paris, France 2 Sacramento, CA 19 Caorso, Italy 3 Los Angeles, CA 20 Moncofa, Spain 4 Las Vegas, NV 21 Phoenix, AZ 22 Middle East Albuquerque, NM 23 Dubai, UAE 5 Denver, CO 24 Australia Fort Worth, TX 25 Brisbane, QLD 6 Houston, TX 26 Geelong, VIC 7 Kansas City, MO 27 Buxton, ND 28 Canada Minneapolis, MN 29 Vancouver, BC 8 Chicago, IL 30 Prince George, BC 9 Nashville, TN 31 Grande Prairie, AB 10 Atlanta, GA 32 Edmonton, AB 11 Columbus, OH 33 Saskatoon, SK 12 Statesville, NC 34 Regina, SK 13 Orlando, FL 35 London, ON 14 North East, MD 36 Toronto, ON 15 Hartford, CT 37 Montréal, QC 16 Truro, NS 17 Mexico Mexico City 38 3. Help new consignors in that 4. Conduct an auction at a 5. After several successful 6. When the growth in gross region sell equipment at our temporary location in the auctions, open a regional auction proceeds warrants the auctions in other regions and new region auction unit on leased land investment, purchase land help bidders participate in with limited auction and and establish a full-service In 2008 we conducted our other auctions administrative facilities permanent auction site first ever auction in Poland In 2008 we sold equipment on In 2008 we established In 2008 we opened new behalf of our first consignors a regional unit permanent auction sites from Israel, Hungary and other in Las Vegas, NV, USA in Kansas City, Missouri countries and Paris, France

Paris, France THE FUTURE OF RITCHIE BROS.

The mission of Ritchie Bros. is simple: to be the world’s largest marketplace for commercial and industrial assets. We believe this mission is both realistic and achievable, as long as we stay true to our founding principles: conducting strictly unreserved auctions and treating every customer fairly and with respect. As we pursue this long-term mission we intend to remain focused on two core goals: to maintain and enhance our corporate culture and to grow our earnings per share at an average of 15% per year while maintaining a reasonable return on invested capital.
Our corporate culture is captured in our core values. While our stated mission is growth, we will not pursue growth opportunities that offer short-term rewards but run counter to our core values. We believe that compromising our corporate culture would in fact inhibit our long-term growth potential and be a disservice to our customers, employees and shareholders.
Opportunities for growth
The worldwide market for used equipment is massive and highly fragmented. Analysts estimate that over $100 billion of used equipment is bought and sold around the world each year. Our auctions represent a small segment of that market; most people still sell their surplus equipment privately, by placing ads in magazines or on the internet, or through dealers or brokers. We believe our unreserved auctions offer significant benefits over these sales channels – and the annual growth in our gross auction proceeds suggests that our customers agree.
For years we have enjoyed the position of being the world’s largest auctioneer of industrial equipment. We also sell more used equipment than any other organization (auctioneers and non-auctioneers) in the world. Yet we sold only $3.57 billion of equipment at our auctions in 2008. In other words, we are the dominant player in the highly fragmented used equipment industry, with a very small share of a very large market – giving us significant potential for long-term growth.
We will continue to focus on increasing our market share in our core markets of construction, transportation and agricultural equipment, as well as complementary markets such as mining, material handling, forestry and petroleum assets. We also intend to penetrate deeper in our existing regions and expand our presence in new geographic markets.
Our growth strategy
To achieve our growth objectives we are investing simultaneously on three fronts: our people, places and processes. We are pleased with the progress we made in all three areas in 2008.
1. Our people
At its heart, our business is about relationships. We don’t sell a product, we sell a service – and we need the right people interacting with our customers, explaining the value that we provide and reflecting the integrity of our auction processes. Recruiting, training and retaining the right people – especially sales staff – is one of our key priorities. We look for bright, hardworking people with positive attitudes to join our team. We give them the tools and training they need to be effective and productive, and offer them competitive compensation and opportunities for growth within our organization.
We also remain focused on active succession planning and leadership development, with an emphasis on developing our employees from within. We are committed to making Ritchie Bros. the kind of company where motivated individuals can build a rewarding career.
While other companies were laying off employees in 2008, we remained in hiring mode. At the close of 2008 we had 1,077 full-time employees around the world, including 265 sales representatives and 29 Trainee Territory Managers, versus 943, 265 and 11 at the end of 2007. We have been working hard to find and train new sales representatives,
Recipients of the 2007 Gold level Dave Ritchie Excellence Awards for sales with members of the Management Advisory Committee.
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT     29

and are pleased to have so many Trainee TMs on staff. These people represent the future of our sales force – and future sales. Our sales force productivity (gross auction proceeds divided by number of revenue producers) increased to $13.5 million per revenue producer for 2008 compared to $12.5 million in 2007. This is a key metric in our business and the improved performance demonstrates the results of our people efforts.
2. Our places
We intend to increase our share of existing markets while simultaneously developing new markets and expanding our international network of auction sites. When we talk about markets, we are referring to both market sectors and geographic areas.
Although we expect that most of our short-term growth will come from regions where we are already well established, such as the United States and Western Europe, we believe that emerging markets in developing countries offer significant potential for long-term growth. That is why we are establishing offices and developing relationships with new customers in countries like China, India and Poland.
We plan to expand our international network of auction sites, adding at least two new sites every year, with a short-term focus on the United States and Western Europe. We will also continue conducting off-site auctions to expand our presence in new regions.
At the end of 2008 we had more than 110 offices in more than 25 countries, including 38 auction sites in North America, Europe, the Middle East and Australia. We also have new permanent auction sites currently under development in other locations such as Japan, Mexico and Australia.
3. Our processes
We are committed to making our business more consistent, efficient and scalable by implementing new and improved processes and systems. Technology will continue to play a large role in our business, enabling us to improve the quality of our auctions and deliver added value to our buyers and sellers. We believe that the continuous improvement mindset we’ve developed over the past few years will help us improve our margins over the long term.
Among the process improvements we introduced or expanded in 2008:
è Electronic Auction Clerking – This software relays auction information such as proxy bids, buyer numbers and sold prices almost instantly between the auctioneer, clerk and administrative offices. Proxy bids can now be placed minutes before an item is sold and buyers can pay almost immediately. The system has resulted in significant efficiency gains at our auctions.
è The Virtual Ramp – Equipment photos are projected onto a large screen so bidders can see each item as they bid. First used at Ritchie Bros. auctions for assets located off-site, such as boats or real estate, the Virtual Ramp is now being used to increase speed, efficiency and bidder comfort when selling stationary equipment items. Deployed outside North America for the first time in 2008, it is now in use at most Ritchie Bros. auction sites.
è Automated electronic signboards – Linked to our online bidding service, the signboards display the current ask prices to the bidders at the auction site: a valuable service for our non-English speaking customers.
è Credit card services – On-site and online bidders at Ritchie Bros. auctions in the United States, Canada, Australia, the Middle East and most countries in Europe can pay by credit card.
è Online shipping services – We entered into a partnership with uShip to provide real-time shipping estimates and competitive shipping quotes through our web site, rbauction.com, for our auctions in the United States and Canada.
We believe the three aspects of our growth strategy complement each other: our people help us achieve our goals and grow our gross auction proceeds, our places give us the capacity to handle future growth, and our processes enable us to become more efficient and effective as we expand around the world. Success comes from making progress on all three fronts, and not by focusing on any one in isolation.
Managing Deal Risk
Most of our business is conducted on a straight commission basis and is therefore relatively risk free. In 2008, approximately 75 percent of our business was straight commission, which is in line with our typical business mix in recent years. The other 25 percent of our business involved a guarantee of minimum sale proceeds or an outright purchase of a customer’s assets.
The economic turmoil of the latter half of 2008 generated increased demand for underwritten contracts from customers concerned about the value of their equipment in the face of an economic downturn. We’re one of the few companies in our industry still in a position to offer guarantee contracts; on the other hand, we are more conservative during periods of market volatility such as we’ve seen recently. As a result, the proportion of our business that was underwritten did not shift significantly in late 2008.
We mitigate risk when entering into underwritten contracts by building a risk premium into our commission rate and by following a rigorous inspection and appraisal process that draws on our extensive field experience and unparalleled database of equipment values. We sell more used equipment than any other company in the world, giving us a unique window into the global equipment marketplace and, in particular, the pipeline of equipment coming to market. We use this information in an effort to stay ahead of changing market conditions and anticipate any shifts in supply and demand, then adjust our appraisals accordingly.
Equipment values are more stable than stock and commodity prices and tend not to fluctuate dramatically over short periods of time, so the limited timeframe that our guarantee and purchase contracts are outstanding also mitigates our risk on underwritten business. The time from signing a contract to selling on auction day is typically between 30 and 45 days, which enables us to give more confident assessments of potential auction day prices.
Environmental Principles
We have always taken pride in our environmental practices. Whether it be the fact that our business model provides a channel for used equipment to be re-used by new owners, or that all our state-of- the-art refurbishment facilities meet the highest level of environmental standards. In 2008 we articulated a set of environmental principles designed to guide our behavior.
Ritchie Bros. is committed to contributing to the protection of the natural environment by preventing and reducing adverse impacts of our operations. Our objective is to be more than compliant – we want to make a positive contribution and be true to our core value: “We do what is right.”
As part of this commitment, we aim to:
1)	empower our employees to identify and address environmental issues;

2)	consider environmental impacts as part of all business decisions;

3)	conduct business in compliance with applicable regulations and legislation, and where appropriate, adopt the most stringent as our global benchmark;

4)	use resources wisely and efficiently to minimize our environmental impact;

5)	communicate transparently with our stakeholders about environmental matters;

6)	conduct ongoing assessments to ensure compliance and good stewardship;

7)	hold management accountable for providing leadership on environmental matters, achieving targets, and providing education to employees.
Our objective is to stimulate local decision-making in line with these environmental principles, with executive leadership as necessary.
30     RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

“THE PEOPLE AT RITCHIE BROS. KNOW WHAT THEY’RE DOING. THEY HAVE THE SYSTEMS IN PLACE TO CONDUCT AN AUCTION, IN ANY LOCATION, AND THAT MADE THE WHOLE EXPERIENCE STRAIGHTFORWARD, SIMPLE AND PAINLESS.” RAY SCOTT (AUSTRALIA)

Step One Getting to know the customer

The process of selling a piece of equipment usually begins when one of our Territory Managers meets with the owner to find out how we can best meet that owner’s particular needs. Ours is a relationship business, and to deliver value to our customers we need to take time to get to know them well.

Step Two Assessing the value of the customer’s equipment

We assess the value of a customer’s equipment, often conducting a professional appraisal drawing on the expertise of our team of experienced appraisers and our extensive knowledge of the global used equipment market.

Step Three Drafting the auction contract

We offer our consignors a range of contract options, including straight commission, guarantee and outright purchase. Straight commission contracts represent about 75 percent of our business. We strive to offer flexible contract options for our customers while accepting appropriate levels of risk.

Step Four Getting the equipment ready for the auction

We will recommend and coordinate any cleaning, painting, repairs or refurbishing that’s needed to help our consignors achieve maximum value for their equipment on auction day. Most of our permanent auction sites have environmentally certified refurbishing facilities so this work can be done on-site.

Step Five Marketing the equipment to the world

We undertake comprehensive marketing campaigns to ensure the participation of the widest possible audience of bidders in each of our auctions. We post equipment details and photos on our high-traffic web site, rbauction.com, which receives tens of thousands of unique visitors daily. For each auction, we mail tens of thousands of full-color brochures to a targeted group of customers from our database of 450,000 people in 200 countries. We advertise in trade magazines, newspapers and on radio, and create added awareness of our auctions through strategic media relations campaigns.

Step Six Searching the equipment for liens

Our search department works to identify and resolve any title issues before the auction. If we can’t deliver clear and marketable title to our buyers, we will offer them a full refund. Our customers bid knowing that they can take possession of their auction purchases as soon as they’ve paid and put their new equipment straight to work.

Step Seven Setting up the auction yard

We display and sell most of the equipment we sell right on site at the auction location. Knowing that we have full care, custody and control of all equipment we sell, from the time it arrives at our auction site until the time the new buyers take possession, gives both our sellers and our buyers tremendous comfort. Our sellers know the equipment is safe and available for inspection. We arrange the equipment in logical groupings at the site so our customers can easily inspect, test and compare different items before they bid on auction day. We also make any additional documentation, including work and repair history, available to potential buyers so they can assess the value of the equipment for themselves and be prepared to bid on auction day. And our knowledgeable staff is always on hand to answer any questions. And at the end of the day, buyers don’t have to worry about trying to locate or get access to their purchases.

Step Eight Conducting the auction

Months of preparation go into an auction, but on auction day our team of auctioneers, bid catchers, clerks, yard crew, internet services staff and customer service representatives work together to ensure the auction progresses smoothly and efficiently. We do everything possible to make our bidders feel comfortable and confident on auction day. At most sites, we drive mobile equipment over a ramp in front of the bidders so they can see the machines in operation as they bid. In some locations we sell stationary items indoors using our proprietary virtual ramp technology. We sell every item unreserved and prevent owners from bidding in; our customers know that every item will be sold to a new owner on auction day. And we allow third party finance companies, transportation companies, customs brokers, caterers and other service providers to offer their services to our customers at the auction site.

Step Nine Taking care of business

Once the auction is over, we collect the proceeds from the buyers, including applicable sales taxes (which we remit to the appropriate authorities); only then do we release the equipment to the new owner. Within three weeks of the auction we deliver the net proceeds of the sale to our consignors, along with a detailed settlement statement – making our unreserved auctions one of the fastest, most efficient ways to create liquidity.
32       RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

OUR AUCTION PROCESS THE RITCHIE BROS. AUCTION PROCESS: FROM SURPLUS TO SOLD Our auction process is well defined, consistent and transparent. Whether our customers are consigning one piece of equipment or selling an entire fleet, they can be confident that we will take care of their needs and follow through on our commitments. At its heart, it’s about Auctions Done Right.

Kansas City, Missouri, USA

FINANCIAL INFORMATION
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the year ended December 31, 2008 compared to the year ended December 31, 2007. This discussion should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2008 and notes thereto, and with the disclosures below regarding forward-looking statements and risk factors. The date of this discussion is as of February 23, 2009. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.
We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between the financial position and results of operations reflected on those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP, except as described in note 13 to the audited consolidated financial statements. Amounts discussed below are based on our audited consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. Unless indicated otherwise, all tabular and related footnote dollar amounts presented below are expressed in thousands of dollars, except per share amounts.
Ritchie Bros. is the world’s largest industrial auctioneer, selling more equipment to on-site and online bidders than any other company in the world. Our world headquarters are located in Richmond, British Columbia, Canada, and as of the date of this discussion, we operated from over 110 locations in more than 25 countries, including 38 auction sites worldwide. We sell, through unreserved public auctions, a broad range of used and unused industrial assets, including equipment, trucks and other assets utilized in the construction, transportation, agricultural, material handling, mining, forestry, petroleum and marine industries. Our purpose is to use unreserved auctions to create a global marketplace for our customers.
We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within that marketplace are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the increasing, cumulative supply of used trucks and equipment, which is driven by the ongoing production of new trucks and equipment. Industry analysts estimate that the world-wide value of used equipment transactions, of the type of equipment we sell at our auctions, is approximately $100 billion per year. Although we sell more used equipment than any other company in the world, our share of this fragmented market is only in the range 3%.

In 2008, approximately 80% of the lots at our auctions were purchased by end users of equipment (retail buyers), such as contractors, with the remainder being sold primarily to truck and equipment dealers and brokers (wholesale buyers). This is roughly consistent with the relative proportions of buyers in recent periods. Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment, with the balance being finance companies, truck and equipment dealers and equipment rental companies, among others. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.
We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, distributors and dealers that sell new or used industrial assets, and equipment rental companies that offer an alternative to purchasing. When sourcing equipment to sell at our auctions, we compete with other auction companies, truck and equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment through private sales.
We have several key strengths that we believe provide distinct competitive advantages and will enable us to grow and make our auctions more appealing to both buyers and sellers of industrial assets. Some of our principal strengths include:
à	Our reputation for conducting only unreserved auctions and our widely recognized commitment to honesty and fair dealing.

à	Our ability to transcend local market conditions and create a global marketplace for industrial assets by attracting diverse audiences of mainly end-user bidders from around the world to our auctions.

à	Our size, our financial strength and access to capital, the international scope of our operations, our extensive network of auction sites, and our marketing skills.

à	Our ability to enhance our live auctions with technology using our rbauctionBid-Live internet bidding service.

à	Our in-depth experience in the marketplace, including our equipment valuation expertise and proprietary customer and equipment databases.

à	Our dedicated and experienced workforce, which allows us to, among other things, enter new geographic markets, structure deals to meet our customers’ needs and provide high quality and consistent service to consignors and bidders.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum bids or reserve prices on anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is a fair auction.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online in part because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions, which we believe is a significant competitive advantage. Evidence of this is the fact that in 2008 an average of approximately 60% of the value of equipment sold at our auctions left the region of the sale.
We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used trucks and equipment and helps us to attract consignments to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on in a self-reinforcing process that has helped us to achieve substantial momentum in our business. During 2008, we had over 277,000 bidder registrations at our industrial auctions, compared to approximately 254,000 in 2007. We received over 36,000 industrial asset consignments (typically comprised of multiple lots) in 2008, compared to nearly 35,000 in 2007.
In spite of the difficulties being faced by many companies as a result of the current economic environment, we believe our business remains strong. Financial and economic uncertainty acts as an incentive for equipment owners to turn their surplus assets into cash quickly, efficiently and for fair market value, which benefits our business by increasing consignments to our auctions. In addition, at our auctions in the fourth quarter of 2008 and to date in 2009, we have not experienced any meaningful decrease in the number of bidder registrations; our strategy (please see further discussion below) is designed in part to increase our share of the large and highly fragmented used equipment market, and market share gains tend not to be impacted by economic uncertainty. Also, there is still a significant amount of infrastructure and other construction projects being undertaken around the world, which means there are still many equipment owners buying and selling equipment, which benefits our business by generating activity at our auctions. In our
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT      35

experience over the last 50 years, when cash flow or credit is tight and there is uncertainty in the market, traditional buyers of new equipment are more likely to look for good quality, late model used equipment, resulting in steady demand for equipment at our auctions. That being said, our customers so far do not appear to be having material difficulty accessing credit to fund their auction purchases, as most of the main participants in the equipment finance world are still offering credit to buyers of equipment. Although equipment prices generally trended down in the latter half of 2008, the decreases have not been dramatic; in past downward cycles we have generally seen price decreases more than offset by increased consignment volumes at our auctions. We have re-examined our growth strategy, including operating and capital plans, and overall we continue to believe our business model is well suited to current economic conditions. We also believe that designing and executing our strategy will continue to be a more significant determinant of our ability to grow our earnings than the macro economic environment, in part because our share of the world market for used trucks and equipment is so small, while the market continues to grow in good times and bad with the ongoing sale of new equipment.
Growth Strategies
Our long-term mission is to be the world’s largest marketplace for commercial and industrial assets. Our principal goals are to grow our earnings per share at a manageable pace over the long term while maintaining a reasonable return on invested capital, and to maintain the Ritchie Bros. culture. Our preference is to pursue sustainable growth with a consistently high level of customer service, rather than targeting aggressive growth and risking erosion of the strong customer relationships and high level of customer service that we believe differentiate us from our competitors.
To grow our business, we are focusing simultaneously on three different fronts, and we believe these three key components of our strategy work in unison.
1.	Our people

People are a key driver of our growth, and one of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our sales force and our administrative support teams by giving them the tools and training they need to be effective. This component of our strategy also includes active succession planning and leadership development, with a focus on developing employees from within our company.

Our ability to recruit, train and retain capable new members for our sales team has a significant influence on our rate of growth. Ours is a relationship business and our Territory Managers are the main point of contact with our customers. We look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the company and become future leaders of our global team.

2.	Our places

We intend to continue to expand our presence in existing markets and enter new markets, and to expand our international auction site network to handle expected growth in our business. When we talk about markets, we are referring to geographic markets and industry sectors.

Although we expect that most of our growth in the near future will come from expanding our business and increasing our penetration in regions where we already have a presence, such as the United States and Western Europe, we anticipate that emerging markets in developing countries will be important in the longer term. Our sales offices in many of these emerging markets have been established to position us to take advantage of these future growth opportunities and we will continue to invest in frontier markets in the future.

We plan to expand our worldwide network of auction sites, opening an average of at least two new or replacement sites per year. Our shorter-term focus for this expansion is the United States and Western Europe. In addition, we intend to continue to hold off-site auctions in new regions to expand the scope of our operations.

We also aim to increase our market share in our core markets of construction, transportation and agricultural equipment, and to sell more assets in categories that are complementary to these core markets. Examples of these complementary categories include mining, forestry and petroleum assets.

3.	Our processes

We are committed to developing and continually refining the processes and systems that we use to conduct our business. We believe that this continuous improvement focus will allow us to grow our revenues faster than our operating costs in the future. We also intend to use technology to facilitate our growth and enhance the quality and service level of our auctions.

Over the past few years, we have made significant progress in developing business processes and systems that are efficient, consistent and scalable, including the successful implementation of a new enterprise resource planning (or ERP) system.

We believe that these three components work together because our people help us to achieve our growth objectives, our places give us focus areas for and the capacity to handle growth, and our processes help us to achieve that growth with efficiency and consistency and deliver value to our customers.
Operations
The majority of our industrial auctions are held at our permanent auction sites, where we own the land and facilities, or at regional auction units, where we lease the land and typically have more modest facilities. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. During 2008, 89% of the gross auction proceeds from our auctions was attributable to auctions held at our permanent auction sites and regional auction units (2007 – 88%). Gross auction proceeds represent the total proceeds from all items sold at our auctions (please see “Sources of Revenue and Revenue Recognition” below).
During 2008, we conducted 193 unreserved industrial auctions at locations in North America, Europe, the Middle East, South East Asia and Australia (2007 – 183 auctions). We also held 147 unreserved agricultural auctions during the year, primarily in Canada and the United States (2007 – 177). Although our auctions have varied in size over the last 12 months, our average industrial auction in 2008 attracted over 1,400 bidder registrations (2007 – almost 1,400) and featured over 1,300 lots (2007 – over 1,400) consigned by 189 consignors (2007 – 191), generating average gross auction proceeds of approximately $17.7 million, compared to approximately $16.7 million in 2007. Our agricultural auctions in 2008 averaged approximately $0.9 million in size, compared to $0.7 million in 2007.
In 2008, approximately 54% of our auction revenues was earned from operations in the United States (2007 – 56%), 21% was earned in Canada (2007 – 23%) and the remaining 25% was earned from operations in countries other than the United States and Canada (primarily Europe, the Middle East, Australia, and Mexico) (2007 – 21%). We had 1,077 full-time employees at December 31, 2008, including 265 sales representatives and 29 trainee territory managers, compared to 943, 265 and 11, respectively, at the end of 2007.
We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On February 23, 2009 we had 104,899,720 common shares issued and outstanding and stock options outstanding to purchase a total of 2,461,634 common shares. On April 24, 2008, our issued and outstanding common shares were split on a three-for-one basis. All share and per share amounts in this document reflect the stock split on a retroactive basis.
Sources of Revenue and Revenue Recognition
Gross auction proceeds represent the total proceeds from all items sold at our auctions. Our definition of gross auction proceeds may differ from those used by other participants in our industry. Gross auction proceeds is an important measure we use in comparing and assessing our operating performance. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our Statements of Operations, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues we earn in the course of conducting our auctions. The portion of gross auction proceeds that we do not retain is remitted to our customers who consign the items we sell at our auctions.
Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits or losses on the sale of inventory items, administrative and documentation fees on the sale of certain lots, auction advertising fees, and the fees applicable to purchases made through our internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.
Effective January 1, 2008, we made certain reclassifications in our Statements of Operations that affected our reported auction revenues. Interest income, which was previously included as part of auction revenues, is now recorded in “other income”. Auction advertising fees and documentation fees, which were previously recorded as an offset to direct expenses, are now included in auction revenues. These changes were made to improve the presentation in our financial statements and had no impact on our net earnings. Our comparative historical quarterly financial results have been reclassified to conform with the presentation adopted in 2008.
Straight commissions are our most common type of auction revenues and are generated when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In 2008, straight commission sales represented approximately 75% of gross auction proceeds volume, which is consistent with the annual straight commission proportion in recent years.
In some situations, we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, typically including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if proceeds are sufficiently less, we can incur a loss on the sale.
Our financial exposure from guarantee contracts fluctuates over time, but our industrial and agricultural auction guarantees have had an average period of exposure (days remaining until date of auction as at quarter-end) of approximately 30 days and 90 days, respectively. The combined exposure at any time from all outstanding guarantee contracts can fluctuate
36      RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

significantly from period to period, but the quarter-end balances averaged approximately $54 million over the last 12 months. As at December 31, 2008, outstanding guarantee contracts totaled approximately $18 million (2007 – $56 million). Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed, unless the loss is incurred after the period end but before the financial reporting date, in which case the loss is accrued in the financial statements for the period end. In 2008, guarantee contracts represented approximately 15% of gross auction proceeds, which is consistent with the annual guarantee proportion in recent years.
Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. We purchase equipment for specific auctions and sell it at those auctions in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues. In 2008, inventory contracts represented approximately 10% of our gross auction proceeds, which is consistent with the annual inventory sales proportion in recent years. We generally refer to our guarantee and outright purchase business as our underwritten or at-risk business.
The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. In addition, we do not have a target for the relative mix of contracts. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction proceeds) are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuate from period to period. Our auction revenue rate performance is presented in the table below.

(1)	Historical auction revenue rates have been restated to conform with the presentation adopted in 2008. The revised presentation had an insignificant impact on auction revenue rates for the periods 2003 through 2007. On an annual basis, the impact on auction revenue rates during this period was between one to 12 basis points.

In 2003, our expected average annual auction revenue rate was 9.50%, and at the end of 2003 we increased our expected average annual auction revenue rate to the range of 9.50% to 10.00%. At the beginning of 2008, we made changes to certain of our existing fees charged to our customers, including the minimum commission rate applicable to low value lots and the consignor document and administration fees. These fees were increased slightly to reflect increased costs of conducting auctions. In addition, effective January 2008, we reclassified our interest income to “other income” and made certain other revenue classifications, as discussed above under “Sources of Revenue and Revenue Recognition.” As a result of these fee changes and reclassifications, we increased our expected annual average auction revenue rate to be in the range of 9.75% to 10.25%. However, our past experience has shown that our auction revenue rate is difficult to estimate precisely, meaning our actual auction revenue rate in future periods may be above or below our expected range. For 2008, we achieved an auction revenue rate of 9.95% (2007 – 9.79%).
The largest contributor to the variability in our auction revenue rate is the performance, rather than the amount, of our underwritten business. In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will typically be below the expected average rate.
Our gross auction proceeds and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resource industries. Gross auction proceeds and auction revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters. This seasonality contributes to quarterly variability in our net earnings because a significant portion of our operating costs is relatively fixed.
Gross auction proceeds and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction proceeds and auction revenues, are likely to vary more dramatically from period to period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, to establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size.
Because of these seasonal and period-to-period variations, we believe that gross auction proceeds and auction revenues are best compared on an annual basis, rather than on a quarterly basis.
Developments in 2008
Highlights of the year ended December 31, 2008, our 50th anniversary year, included:
People
à	On April 25, 2008, our Board of Directors appointed Robert S. Armstrong Chief Operating Officer (formerly Chief Financial Officer and Chief Operating Officer) and Robert A. McLeod Chief Financial Officer (formerly Director, Global Accounting).

In addition to Mr. Armstrong and Mr. McLeod, our other executive officers with effect from January 1, 2008 are as follows:

Peter Blake, Chief Executive Officer;

Robert Mackay, President (formerly President – United States, Asia and Australia);

Robert Whitsit, Senior Vice-President (formerly Senior Vice-President – Southeast and Northeast Divisions);

David Nicholson, Senior Vice-President – Central United States, Mexico and South America (formerly Senior Vice-President – South Central United States, Mexico and South America Divisions);

Guylain Turgeon, Senior Vice-President – Managing Director Europe, Middle East and Asia (formerly Senior Vice-President – Managing Director European Operations).

Steven Simpson, Senior Vice-President – Western United States (formerly Vice-President, South West and North West Divisions);

Curtis Hinkelman, Senior Vice-President – Eastern United States (formerly Vice-President, Great Lakes Division);

Kevin Tink, Senior Vice-President – Canada and Agriculture (formerly Vice-President, Western Canada and Agricultural Divisions);

Victor Pospiech, Senior Vice-President – Administration and Human Resources (formerly Vice-President, Administration and Human Resources); and

Jeremy Black, Corporate Secretary and Director, Business Development (formerly Director, Finance).

à	At our annual meeting on April 11, 2008, our shareholders elected Christopher Zimmerman to our Board of Directors. Our Board appointed Robert W. Murdoch as Chairman, replacing Charles E. Croft who retired as a director in April 2008. In addition, C. Russell Cmolik retired
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT      37

from our Board in April 2008. With the retirement of Mr. Croft, Mr. Murdoch replaced Mr. Croft as a member of the Nominating and Corporate Governance Committee of our Board of Directors. Mr. Zimmerman was also appointed a member of the Compensation Committee of our Board of Directors.

à	Our Board of Directors increased the size of our Board from six to seven directors, and on April 25, 2008, they appointed a new independent director, James M. Micali, to our Board. Mr. Micali replaced Edward B. Pitoniak on the Audit Committee of our Board of Directors and is also a member of the Compensation Committee of our Board of Directors. Mr. Pitoniak was appointed chair of the Compensation Committee of our Board of Directors.
Places
à	We held the largest auction in our history, at our permanent auction site in Orlando, Florida, with gross auction proceeds of $190 million.

à	We broke regional gross auction proceeds records in Fort Worth, Texas; Las Vegas, Nevada; North East, Maryland; Atlanta, Georgia; Albuquerque, New Mexico; Toluca, Mexico; Paris, France; Caorso, Italy; Moncofa, Spain; Brisbane, Australia; and Melbourne, Australia.

à	Our cumulative gross auction proceeds to online bidders since the launch of our rbauctionBid-Live internet bidding service in 2002 surpassed the $2 billion mark during the year.

à	We held our first auctions at our new permanent auction sites in Kansas City, Missouri and Paris, France, which replaced our regional auction units in these areas.

à	We held our first auction in Eastern Europe in Poland.

à	We moved to a new regional auction unit in Moncofa, Spain, which replaced our regional auction unit in Valencia, Spain, and conducted our largest ever auction in Spain at the new location.

à	We moved to a new regional auction unit in Geelong, Australia, which replaced our regional auction unit in Melbourne, Australia.

à	We established a new regional auction unit in Las Vegas, Nevada.

à	We completed the purchase of approximately 25 acres of land in Chilliwack, British Columbia, on which we are building a new permanent auction site to replace our current permanent facility in that region.

à	We completed the purchase of approximately 74 acres of land adjoining our permanent auction site in Orlando, Florida, on which we have expanded our current facility.

à	We completed the purchase of approximately 16 acres of land near Tokyo, Japan, on which we are building a new permanent auction site, an important step in our strategy to expand our presence in the Asian market.

à	We completed the sale of our headquarters property located in Richmond, British Columbia, and entered into a leaseback arrangement with the purchaser. This sale transaction resulted in a pre-tax gain of approximately $8.3 million.

à	We entered into a sale-leaseback arrangement for our new headquarters building under construction in Burnaby, British Columbia, and committed to a long-term lease of the property with the purchaser upon construction completion, which is expected to occur in the later half of 2009.
Processes
à	We introduced our Electronic Auction Clerking software, which relays auction information instantly between the auctioneer, clerk and administrative offices. The system has resulted in significant efficiency gains at our auctions.

à	We continued to roll out our Virtual Ramp technology to auction sites around the world. The Virtual Ramp, which projects photos of items being auctioned onto a large screen, is used to increase speed, efficiency and bidder comfort when selling stationary equipment items at our auctions.

à	We began accepting credit card payments from on-site and online bidders in the United States, Canada, Australia, the Middle East and most countries in Europe.

à	We entered into a partnership with uShip to provide real-time shipping estimates and competitive shipping quotes through our web site, rbauction.com, for our auctions in the United States and Canada.
Other
à	On April 24, 2008, our issued and outstanding common shares split on a three-for-one basis. All share and per share information in this document gives effect to the stock split on a retroactive basis, unless indicated otherwise.

à	We entered into a new five-year committed credit facility and a new three-year uncommitted credit facility, increasing our available credit facilities to approximately $550 million. We have entered into these credit facilities to give us long-term flexibility and access to capital to support future growth initiatives.

à	Our common stock was added to the S&P/TSX Composite Index for the first time.
Subsequent to year end, we completed the construction of and relocated to our new permanent auction facilities in Houston, Texas and Minneapolis, Minnesota, and will be holding our first auctions at the new sites in the first quarter of 2009. In addition, we closed our regional auction unit in Singapore as we were unable to renew the lease at that location.
Overall Performance
For the year ended December 31, 2008, we recorded auction revenues of $354.8 million and net earnings of $101.4 million, or $0.96 per diluted common share. This compares to auction revenues of $311.9 million and net earnings of $76.0 million, or $0.72 per diluted share for the year ended December 31, 2007. We ended 2008 with working capital of $47.1 million, compared to $58.2 million at December 31, 2007.
Adjusted net earnings for the year ended December 31, 2008 were $85.5 million, or $0.81 per diluted share, which compares to adjusted net earnings of $71.9 million, or $0.68 per diluted share for the year ended December 31, 2007. We define adjusted net earnings as financial statement net earnings excluding the after-tax effects of sales of excess properties and significant foreign exchange gains or losses resulting from financing activities that we do not expect to recur in the future (please see our reconciliation below).
Adjusted net earnings is a non-GAAP financial measure that does not have a standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing adjusted net earnings as defined above for different financial periods provides more useful information about the growth or decline of net earnings for the relevant financial period, and isolates the impact of items which we do not consider to be part of our normal operating results.
Our adjusted net earnings in 2008 grew by approximately 19% compared to 2007 primarily as a result of increased gross auction proceeds and a stronger auction revenue rate, partially offset by higher operating costs.
A reconciliation of our net earnings under Canadian GAAP to adjusted net earnings is as follows:

Year ended December 31,	2008	2007

Net earnings under Canadian GAAP	$101,400	$75,983
Gain on sale of excess property(1)	(8,304)	—
Net foreign exchange impact on financing transactions(2)	(9,188)	(4,789)
Tax relating to reconciling items	1,571	696

Adjusted net earnings	$85,479	$71,890

(1)	In 2008, we recorded a gain of $8,304 ($7,295, or $0.07 per diluted share, after tax) on the sale of our headquarters property located in Richmond, British Columbia.

(2)	During the year ended December 31, 2008, we reclassified to net earnings foreign currency translation gains reported in the cumulated translation adjustment account of $15,023 ($13,615, or $0.13 per diluted share, after tax) as a result of the settlement of a number of foreign currency denominated intercompany loans that were considered long-term in nature. We did not settle any intercompany loans in 2007. In addition, during the year ended December 31, 2008, we recorded a foreign exchange loss of $5,835 ($4,989, or $0.05 per diluted share, after tax) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The equivalent amount in 2007 was a foreign exchange gain of $4,789 ($4,093, or $0.04 per diluted share, after tax). We have highlighted this amount because subsequent to December 31, 2008, the Canadian subsidiary assigned the bank debt to an affiliate whose functional currency is the U.S. dollar to eliminate the impact of these currency fluctuations in the future. As such, we do not expect such foreign exchange gains or losses to recur in future periods.
Selected Annual Information
The following selected consolidated financial information as at December 31, 2008, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2008 has been derived from our audited consolidated financial statements. This data should be read together with those financial statements and the risk factors described below.
Our consolidated financial statements are prepared in United States dollars in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP, except as disclosed in note 13 of our consolidated financial statements for the year ended December 31, 2008.
38      RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

Year Ended December 31,	2008	2007	2006

Statement of Operations Data:
Auction revenues (1)	$354,818	$311,906	$257,857
Direct expenses (2)	(49,750)	(46,481)	(40,457)

	305,068	265,425	217,400

Operating expenses (3)	(189,320)	(164,233)	(132,731)
Other income (4)	23,536	10,703	7,397

Earnings before income taxes	139,284	111,895	92,066
Income taxes	37,884	35,912	34,848

Net earnings	$101,400	$75,983	$57,218

Net earnings per share — basic	$0.97	$0.73	$0.55
Net earnings per share — diluted	0.96	0.72	0.55

Cash dividends declared per share (5)	$0.34	$0.30	$0.26

Balance Sheet Data (year end):
Working capital (including cash)	$47,109	$58,207	$94,369
Capital assets	453,642	390,044	285,091
Total assets	689,488	672,887	554,227
Long-term liabilities	77,495	58,793	51,892

Statement of Cash Flows Data:
Capital asset additions	$145,024	$113,219	$51,239

(1)	Auction revenues are comprised of commissions earned from consignors through straight commission and guarantee contracts, the net profit or loss on the sale of inventory items, internet and proxy purchase fees, administrative and documentation fees on the sale of certain lots, and auction advertising fees. Auction revenues for 2007 and 2006 have been reclassified to conform with the presentation adopted in 2008. Please see further discussion in “Sources of Revenue and Revenue Recognition.”

(2)	Direct expenses for 2007 and 2006 have been reclassified to conform with the presentation adopted in 2008. Please see further discussion in “Sources of Revenue and Revenue Recognition.”

(3)	Operating expenses include depreciation and amortization and general and administrative expenses.

(4)	Other income in 2008 included an $8,304 ($7,295, or $0.07 per diluted share, after tax) gain recorded on the sale of our headquarters property located in Richmond, British Columbia; and in 2006 included the $1,589 ($953, or $0.01 per diluted share, after tax) net effect of a gain recorded on the sale of excess property in Florida and a write-down of land held for sale in Texas. In addition, other income in 2008 included the reclassification of $15,023 ($13,615, or $0.13 per diluted share, after tax) of foreign currency translation gains relating to the settlement of foreign currency denominated intercompany loans, partially offset by a $5,835 million ($4,989, $0.05 per diluted share, after tax) foreign exchange loss relating to U.S. dollar denominated bank debt held by a Canadian subsidiary. The impact of foreign exchange on the bank debt in 2007 was a gain of $4,789 ($4,093, or $0.04 per diluted share, after tax) and in 2006 was a loss of $68 ($59, or less than $0.1 per diluted share, after tax). We have highlighted these amounts because we do not expect them to recur in future periods. Please see further discussion above in “Overall Performance.”

(5)	In addition to the cash dividends declared and paid in 2008, we declared a cash dividend of $0.09 per common share on January 23, 2009 relating to the quarter ended December 31, 2008, which is not included in this amount.
Results of Operations
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
We conduct operations around the world in a number of different currencies, but our reporting currency is the United States dollar. In 2008, approximately 40% of our revenues and approximately 50% of our operating costs were denominated in currencies other than the United States dollar.
The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of the Canadian dollar and Euro relative to the United States dollar. These fluctuations affect our reported auction revenues and operating expenses when non-United States dollar amounts are converted into United States dollars for financial statement reporting purposes. It is difficult, if not impossible, to quantify how foreign exchange rate movements affect such variables as supply and demand for the assets we sell. However, excluding these impacts, the effect of foreign exchange fluctuations on our translated auction revenues and operating expenses in our consolidated financial statements has largely offset, making the net effect of foreign exchange on our annual net earnings insignificant in 2008. Excluding the foreign exchange impacts on financing transactions discussed in “Overall Performance” above, our 2008 adjusted net earnings included a $2.5 million pre-tax gain (2007 – $2.0 million pre-tax loss) resulting from the revaluation and settlement of our foreign currency denominated monetary assets and liabilities.

United States Dollar Exchange Rate Comparison
Years ended December 31,	2008	% Change	2007	% Change	2006

Value of one U.S. dollar:
Year-end exchange rate:
Canadian dollar	$1.2168	22.5%	$0.9937	-14.8%	$1.1660
Euro	€0.7159	4.5%	€0.685	-9.6%	€0.7575

Average exchange rate:
Canadian dollar	$1.0671	-0.6%	$1.0740	-5.3%	$1.1344
Euro	€0.6839	-6.4%	€0.7305	-8.3%	€0.7969
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT      39

Auction Revenues
Years ended December 31,	2008	2007	% Change

Auction revenues – United States (1)	$191,459	$173,983	10%
Auction revenues – Canada (1)	75,683	71,271	6%
Auction revenues – Europe (1)	54,635	38,771	41%
Auction revenues – Other (1)	33,041	27,881	19%

Total auction revenues	$354,818	$311,906	14%

Gross auction proceeds	$3,567,160	$3,186,483	12%
Auction revenue rate	9.95%	9.79%

(1)	Information by geographic segment is based on auction location. Auction revenues have been reclassified to conform with the presentation adopted in 2008.
Our auction revenues increased in 2008 compared to 2007 primarily as a result of higher gross auction proceeds in most of our markets around the world, a higher auction revenue rate and currency fluctuations. Our underwritten business (guarantee and inventory contracts) represented 24% of our total gross auction proceeds in 2008 (25% in 2007), which is in a similar range to the proportions experienced in recent periods. Our agricultural division generated gross auction proceeds of $132.5 million in 2008, compared to $131.9 million in 2007.
Our auction revenue rate was 9.95% for 2008, which was within our expected range of 9.75% to 10.25%. The increase compared to our experience in 2007 related primarily to the performance of our underwritten business, which performed better in 2008 than in 2007, as well as the increase in fees discussed above under “Sources of Revenue and Revenue Recognition.” We continue to believe our sustainable average auction revenue rate will be in the range of 9.75% to 10.25%, although our experience has shown that our auction revenue rate is difficult to estimate precisely. Our actual auction revenue rate in future periods may be above or below our expected range.
Our auction revenues and our net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate would have impacted auction revenues by approximately $3.7 million in 2008, of which approximately $2.4 million or $0.02 per share would have flowed through to net earnings after tax in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.

Direct Expenses
Years ended December 31,	2008	2007	% Change

Direct expenses	$49,750	$46,481	7%
Direct expenses as a percentage of gross auction proceeds	1.39%	1.46%
Direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising costs directly related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites. During 2008, direct expenses were also affected by fee reclassifications, as discussed above under “Sources of Revenue and Revenue Recognition” and our comparative direct expenses for 2007 have been reclassified to conform with the presentation adopted in 2008. At each quarter end, we estimate the direct expenses incurred with respect to auctions completed near the end of the period. In the subsequent quarter, these accruals are adjusted, to the extent necessary, to reflect actual costs incurred.
Our direct expense rate, which represents direct expenses as a percentage of gross auction proceeds, fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increases. In addition, we usually experience lower direct expense rates for auctions held at our permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites. Our direct expense rate for 2008 decreased compared to 2007 mostly due to the increase in the average size of our auctions.

Depreciation and Amortization Expense
Years ended December 31,	2008	2007	% Change

Depreciation and amortization expense	$24,764	$19,417	28%
Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment. Depreciation increased in 2008 compared to 2007 as a result of depreciation relating to new assets put into service in recent periods, such as our new permanent auction sites in Kansas City, Missouri and Paris, France, and new computer hardware and software. We expect our depreciation in future periods to increase in line with our on-going capital expenditures.

General and Administrative Expenses
Years ended December 31,	2008	2007	% Change

General and administrative expenses	$164,556	$144,816	14%
G&A as a percentage of gross auction proceeds	4.61%	4.54%
The major categories of general and administrative expenses, or G&A, in order of magnitude in 2008 were as follows:
à	personnel (salaries, wages, bonuses and benefits) – approximately 60% of total G&A;

à	information technology and telecommunications;

à	non-auction related travel;

à	repairs and maintenance;

à	leases and rentals;

à	utilities;

à	property taxes;

à	office supplies;

à	advertising; and

à	dues and fees.
During 2008, G&A was affected by the reclassification of foreign exchange gain to other income, and our comparative G&A for 2007 has been reclassified to conform with the presentation adopted in 2008. Our infrastructure and workforce have continued to expand in order to support our growth objectives, and this, combined with other factors including currency fluctuations and the costs associated with our business process improvement initiatives, has resulted in an increase in our G&A. During 2008, the ongoing growth in many aspects of our business, including personnel, facilities, and infrastructure, was the main reason for the increase in G&A.
Gross auction proceeds continued to increase during 2008, which has necessitated significant investments in our people, places and processes. Our rapid growth has resulted in additions to our workforce, which is one of the key components of our strategy. Our future success is dependent upon adding people to grow our business, building the places required to handle our anticipated future growth, and developing and implementing processes to help gain efficiencies and improve consistency. Our sales force and administrative support teams are instrumental in carrying out these building and development programs and are necessary to facilitate and accommodate that growth. Personnel costs are the largest component of our G&A, and our workforce increased 14% between 2007 and 2008. In addition, in order to support our workforce and expanding network of auction sites, IT infrastructure and communications costs, as well as facility-related expenses, increased in 2008 compared to 2007. Our ongoing expansion will continue to influence future levels of G&A.
The impact of foreign currency fluctuations on our G&A expenses was an increase of approximately $2.0 million when our foreign operations’ expenses were translated into our reporting currency, the U.S. dollar.

Interest Expense
Years ended December 31,	2008	2007	% Change

Interest expense	$859	$1,206	-29%
Interest expense is comprised mainly of interest paid on long-term debt and operating credit lines. Interest expense decreased in 2008 compared to 2007 primarily because of an increase in the amount of interest we capitalized to property under development, partially offset by an increase in interest costs due to an increased level of borrowings.

Interest Income
Years ended December 31,	2008	2007	% Change

Interest income	$4,994	$7,393	-32%
Interest income, which is earned on our invested excess cash balances in conservative and liquid investments, is mostly affected by market interest rates. In recent periods, market interest rates in Canada and the United States have decreased significantly, which resulted in a decrease in our interest income. In addition, our interest income can fluctuate from period
40      RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

to period depending on our cash position, which is affected by the timing, size and number of auctions held during the period, as well as the timing of the receipt of auction proceeds from buyers and payments to consignors.

Foreign exchange gain
Years ended December 31,	2008	2007	% Change

Foreign exchange gain	$11,656	$2,802	N/A
Foreign exchange gains or losses arise when foreign currency denominated monetary items are revalued to the exchange rates in effect at the end of the period. The amount of gain or loss recognized in any given period is affected by changes in foreign exchange rates as well as the composition of our foreign currency denominated assets and liabilities. In 2008, foreign exchange included the reclassification of foreign exchange translation gains of $15.0 million from the cumulative translation adjustment account as a result of the settlement of a number of foreign currency denominated intercompany loans that were considered long-term. We did not settle any intercompany loans in 2007. Partially offsetting the gain in 2008 was a $5.8 million foreign exchange loss on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The equivalent amount recorded in 2007 was a foreign exchange gain of $4.8 million. We do not expect the items related to foreign exchange on internal and external financing transactions to recur in future periods (please refer to discussion above under “Overall Performance”).

Gain on Disposition of Capital Assets
Years ended December 31,	2008	2007	% Change

Gain on disposition of capital assets	$6,370	$243	N/A
The gain on disposition of capital assets in 2008 included an $8.3 million gain recorded on the sale of our headquarters property located in Richmond, British Columbia, partially offset by write offs of costs incurred on property and software development projects that were no longer considered viable.

Income Taxes
Years ended December 31,	2008	2007	% Change

Income taxes	$37,884	$35,912	5%
Effective income tax rate	27.2%	32.1%
Income taxes have been calculated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the year ended December 31, 2008 was lower than the rate we experienced in 2007 as a result of adjustments recorded in 2008 to reflect our actual cash tax expenses arising from our 2007 income tax filings, and a lower proportion of our earnings being earned in higher tax rate jurisdictions in 2008. In addition, the gain recorded on the sale of the headquarters property, as well as the foreign exchange gains on financing transactions, were subject to a lower tax rate. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

Net Earnings
Years ended December 31,	2008	2007	% Change

Net earnings before income taxes	$139,284	$111,895	24%
Net earnings	101,400	75,983	33%
Net earnings per share – basic	0.97	0.73	33%
Net earnings per share – diluted	0.96	0.72	33%
Our net earnings increased in 2008 compared to 2007 as a result of higher gross auction proceeds and a higher auction revenue rate, partially offset by higher operating costs. In addition, net earnings in 2008 included a $7.3 million after-tax gain on the sale of excess property, and a net after-tax foreign exchange gain on financing transactions of $8.6 million, which we do not expect to recur in future periods. Adjusted net earnings for 2008 were $85.5 million, or $0.81 per diluted share, compared to adjusted net earnings of $71.9 million, or $0.68 per diluted share in 2007, representing a 19% increase. Adjusted net earnings in 2008 were higher compared to 2007 primarily due to increased gross auction proceeds and a higher auction revenue rate, partially offset by higher operating costs.
Summary of Fourth Quarter Results
We earned auction revenues of $81.7 million and net earnings of $27.1 million, or $0.26 per diluted share, during the fourth quarter of 2008. Adjusted net earnings for the fourth quarter of 2008 were $19.2 million, or $0.18 per diluted share. This compares to auction revenues of $82.1 million and net earnings and adjusted net earnings of $16.9 million, or $0.16 per diluted share, in the fourth quarter of 2007.

Quarter ended December 31,	2008	2007

Net earnings under Canadian GAAP	$27,140	$16,966
Net foreign exchange impact on internal and external financing transactions(1)	(8,476)	(24)
Tax relating to reconciling items	558	3

Adjusted net earnings	$19,222	$16,945

(1)	During the quarter ended December 31, 2008, we reclassified to net earnings foreign currency translation gains reported in the cumulative translation adjustment account of $12,254 ($11,148, or $0.11 per diluted share, after tax) as a result of the settlement of a foreign currency denominated intercompany loans that was considered long-term in nature. We did not settle any intercompany loans in 2007. In addition, during the quarter ended December 31, 2008, we recorded a foreign exchange loss of $3,778 ($3,230, or $0.03 per diluted share, after tax) on U.S. dollar denominated bank debt held by a subsidiary that has the Canadian dollar as its functional currency. The equivalent amount in 2007 was a foreign exchange gain of $24 ($21, or less than $0.01 per diluted share, after tax). We have highlighted this amount because subsequent to December 31, 2008, the Canadian subsidiary assigned the bank debt to an affiliate whose functional currency is the U.S. dollar to eliminate the impact of these currency fluctuations in the future. As such, we do not expect such foreign exchange gains or losses to recur in future periods.
Our gross auction proceeds were $853.9 million for the quarter ended December 31, 2008, which is a decrease of 2% compared to the comparable period in 2007. This decrease in our gross auction proceeds was mainly attributable to foreign exchange fluctuations in 2008. It is difficult to isolate the effects of currency fluctuations on our customers’ buying and selling patterns and therefore, our gross auction proceeds. However, had the foreign exchange rates in effect in the fourth quarter of 2007 been applied to the gross auction proceeds achieved in the fourth quarter of 2008, our reported gross auction proceeds would have increased by approximately 7%.
Our auction revenue rate increased to 9.57% in the fourth quarter of 2008 from 9.40% in the comparable period in 2007, mainly as a result of the stronger performance of our underwritten business in the fourth quarter of 2008. Our direct expense rate in the fourth quarter of 2008 was lower compared to 2007 because a higher proportion of gross auction proceeds was earned from auctions conducted at our permanent auction sites and regional auction units.
Our G&A expenses decreased to $38.3 million in the fourth quarter of 2008, compared to $41.7 million in the comparable 2007 period. During the fourth quarter of 2008, due to foreign currency fluctuations, the translation into U.S. dollar of our foreign operations’ G&A expenses resulted in a decrease in G&A expenses of approximately $4.0 million. Excluding the foreign exchange impact noted above, G&A in 2008 was roughly consistent with 2007, despite a 14% increase in workforce and increases in other facility-related expenses resulting from the ongoing expansion of our auction site network and other infrastructure. This was mostly due to a decrease in the number of IT initiatives in the fourth quarter of 2008, which resulted in lower support costs.

We experienced a 60% increase in our earnings in the fourth quarter of 2008 compared to the equivalent period in the prior year primarily due to the non-recurring foreign exchange gain recorded on financing-related transactions. Adjusted net earnings in the fourth quarter of 2008 increased by 13% compared to 2007, mostly due to lower operating costs in 2008.
Capital asset additions were $47.2 million for the fourth quarter of 2008, compared to $55.9 million in the fourth quarter of 2007. Our capital expenditures in the fourth quarter of 2008 related primarily to construction of our new permanent auction sites in Houston, Texas; Minneapolis, Minnesota; Grande Prairie, Alberta; Mexico City, Mexico; the expansion of our existing permanent auction site at Orlando, Florida; and the acquisition of land near Tokyo, Japan. In addition, we invested in computer software and hardware as part of our process improvement initiatives. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in a decrease in our reported capital assets on our consolidated balance sheet of $14.8 million in the fourth quarter of 2008 compared to an increase of $0.9 million in the equivalent period in 2007.
Summary of Quarterly Results
The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2008 and 2007, and our discussion above about the seasonality of our business.
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT      41

	Q4 2008		Q3 2008		Q2 2008		Q1 2008

Gross auction proceeds (1)	$853,927		$767,718		$1,163,546		$781,969

Auction revenues	$81,693		$75,909		$115,822		$81,394
Net earnings	27,140	(2)(3)	11,934	(2)	45,919	(2)(3)(4)	16,407	(2)(3)

Net earnings per share — basic (6)	$0.26		$0.11		$0.44		$0.16
Net earnings per share — diluted (6)	0.26		0.11		0.43		0.16

	Q4 2007		Q3 2007		Q2 2007		Q1 2007

Gross auction proceeds (1)	$873,306		$667,553		$945,256		$700,368

Auction revenues (5)	$82,129		$67,174		$94,054		$68,549
Net earnings	16,966	(2)	14,903	(2)	26,555	(2)	17,559	(2)

Net earnings per share — basic (6)	$0.16		$0.14		$0.25		$0.17
Net earnings per share — diluted (6)	0.16		0.14		0.25		0.17

(1)	Gross auction proceeds represents the total proceeds from all items sold at our auctions. Gross auction proceeds is not a measure of revenue and is not presented in our consolidated financial statements. See further discussion above under “Sources of Revenue and Revenue Recognition.”

(2)	Net earnings included the foreign exchange impact of the U.S. dollar denominated bank debt held by a Canadian subsidiary, which is not expected to recur in future periods. See further discussion above under “Overall Performance.” The foreign exchange impact of this bank debt in the fourth, third, second and first quarters of 2008 was a $3,778 loss ($3,230, or $0.03 per diluted share, after tax), $1,276 loss ($1,091, or $0.01 per diluted share, after tax), $205 gain ($175, or less than $0.01 per diluted share, after tax), and $986 loss ($843, or $0.01 per diluted share, after tax), respectively. The impact in the fourth, third, second and first quarters of 2007 was $24 gain ($21, or less than $0.01 per diluted share, after tax), $2,039 gain ($1,742, or $0.02 per diluted share, after tax), $2,434 gain ($2,080, or $0.02 per diluted share, after tax), and $292 gain ($250, or less than $0.01 per diluted share, after tax), respectively.

(3)	Net earnings in the fourth quarter of 2008 included the reclassification of foreign currency translation gain of $12,254 ($11,148, or $0.11 per diluted share, after tax) relating to the settlement of foreign currency denominated intercompany loans. Amounts included in the first and second quarters of 2008 were $2,089 ($1,960, or $0.02 per diluted share, after tax) and $680 ($507, or less than $0.01 per diluted share, after tax), respectively. We have highlighted these amounts as we do not expect these items to recur in future periods.

(4)	Net earnings in the second quarter of 2008 included a gain of $8,304 recorded on the sale of our headquarters property in Richmond, British Columbia ($7,295, or $0.07 per basic and diluted share, after tax). Excluding this amount, net earnings would have been $38,624, or $0.37 per basic and diluted share.

(5)	Auction revenues have been reclassified to conform with the presentation adopted in 2008.

(6)	Net earnings per share amounts have been adjusted on a retroactive basis to reflect the April 24, 2008 three-for-one stock split.
Liquidity and Capital Resources

December 31,	2008	2007	% Change

Working capital	$47,109	$58,207	-19%
Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone.
There are a number of factors that could potentially impact our working capital, such as current global economic conditions, which may affect the financial stability of our buyers and their ability to pay. However, we have substantial borrowing capacity in the event of any temporary working capital requirements. As at December 31, 2008, we have $512 million of unused credit facilities, of which $170 million is a five-year committed credit facility expiring in January 2014, and $250 million is a three-year uncommitted credit facility expiring in November 2011. We believe our existing working capital and established credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth initiatives, such as property acquisitions and development. Our access to capital resources has not been impacted by the current credit environment, and we do not expect that the current economic environment will have a material adverse impact on our capital resources or our business in the near future. However, there can be no assurance that the cost or availability of future borrowings under our credit facilities will not be affected should there be a prolonged capital market disruption.
Contractual Obligations

Payments Due by Year	Total	In 2009	In 2010 and 2011	In 2012 and 2013	After 2013

Long-term debt obligations	$67,803	$—	$42,327	$—	$25,476
Operating leases obligations	114,910	4,967	13,853	10,126	85,964
Other long-term obligations	60	—	60	—	—

Total contractual obligations	$182,773	$4,967	$56,240	$10,126	$111,440

Our long-term debt included in the table above is comprised mainly of term loans put in place in 2005 with original terms to maturity of five years, as well as a revolving loan drawn under a credit facility that is available until January 2014. Our operating leases relate primarily to land on which we operate regional auction units and administrative offices. These properties are located in Canada, the United States, Mexico, Italy, Spain, the Netherlands, the United Arab Emirates, Australia, Singapore, India, Japan and China.
In the normal course of our business, we will sometimes guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. Our total exposure at December 31, 2008 from these guarantee contracts was $17.9 million (compared to $55.7 million at December 31, 2007), which will be offset by the proceeds that we will receive from the sale at auction of the related equipment. We do not record any liability in our financial statements in respect of these guarantee contracts, and they are not reflected in the contractual obligations table above.
42      RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

Cash Flows

December 31,	2008	2007	% Change

Cash provided by (used in):
Operations	$90,688	$101,269	-10%
Investing	(110,211)	(105,725)	-4%
Financing	(6,194)	(27,765)	78%
Similar to the discussion above about our cash position, our cash provided by operations can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. During 2008, cash used for the investment in capital assets exceeded our cash provided by operations. As we continue to execute our strategy to expand our presence in existing and new markets in the near term, cash used in investing activities may continue to exceed cash provided by our operations. Depending on the timing of capital expenditures, we may be required to take on additional debt to fund these investments.
Capital asset additions were $145.0 million for 2008 compared to $113.2 million in 2007. Our capital expenditures in 2008 included construction of our new permanent auction sites in Houston, Texas; Kansas City, Missouri; Minneapolis, Minnesota; Paris, France; Mexico City, Mexico; and Grande Prairie, Alberta. They also included the acquisition of land in Chilliwack, British Columbia; Orlando, Florida and Tokyo, Japan; and investments in computer software and hardware as part of our process improvement initiatives. Exchange rate changes relating to capital assets held in currencies other than the United States dollar, which are not reflected as capital asset additions on the consolidated statements of cash flows, resulted in a decrease of $26.0 million in the capital assets reported on our consolidated balance sheet as at December 31, 2008, compared to an $18.2 million increase in 2007.
We intend to enhance our network of auction sites by adding facilities in selected locations around the world as appropriate opportunities arise, either to replace existing auction facilities or to establish new sites. Our actual expenditure levels in future periods will depend largely on our ability to identify, acquire and develop suitable auction sites. We intend to add or replace at least two auction sites per year.
For the next several years, we expect that our average annual capital expenditures will be in the range of $150 million per year, as we continue to invest in the expansion of our network of auction facilities and fund our process improvement initiatives. Actual capital expenditures will vary, depending on the availability and cost of suitable expansion opportunities and prevailing business and economic conditions. Depending on the scope of the required system improvements, the process improvement expenditures will likely be primarily for hardware, the development, purchase and implementation of software, and related systems. We expect to fund future capital expenditures primarily from operating cash flows and credit facilities.
We paid regular cash dividends of $0.09 per share during the each of the quarters ended December 31 and September 30, 2008, and $0.08 per share during each of the quarters ended June 30 and March 31, 2008. Total dividend payments were $35.6 million for 2008, compared to $31.3 million in 2007. On January 23, 2009, our Board of Directors declared a quarterly cash dividend of $0.09 per common share relating to the quarter ended December 31, 2008. The dividend will be payable on March 13, 2009 to shareholders of record on February 23, 2009 in the aggregate amount of approximately $9.4 million. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.
Long-term Debt and Credit Facilities
Our long-term debt and available credit facilities at December 31, 2008 and December 31, 2007 were as follows:

	December 31, 2008	December 31, 2007	% Change

Long-term debt (including current portion of long-term debt)	$67,411	$45,085	50%

Revolving credit facilities – total available:	$287,792	$132,039
Revolving credit facilities – total unused:	$262,316	$122,819
Non-revolving credit facilities – total available and unused:	$250,000	$—

Total unused credit facilities	$512,316	$122,819

Our credit facilities are with financial institutions in the United States, Canada, The Netherlands and The United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. During 2008, we increased our revolving credit facilities in Canada by C$20 million and in Europe by approximately €8 million. In addition, we increased our global credit facilities by $385 million in 2008. As at December 31, 2008, we had fixed rate and floating rate long-term debt with interest rates ranging from 2.27% to 5.61%. We were in compliance with all financial covenants applicable to our debt at December 31, 2008.
Future scheduled interest expenses over the next five years under our existing term debt are as follows:

	In 2009	In 2010	In 2011	In 2012	In 2013

Interest expense on long-term debt	$2,808	$2,555	$657	$579	$579
Quantitative and Qualitative Disclosure about Market Risk
Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.
Because we conduct operations in local currencies in countries around the world, yet have the United States dollar as our reporting currency, we are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify their effects on the macroeconomic environment. For 2008, approximately 40% of our revenues were earned in currencies other than the United States dollar and approximately 50% of our operating costs were denominated in currencies other than the United States dollar. The proportion of revenues denominated in currencies other than the United States dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the United States dollar, but we will consider hedging specific transactions if we deem them appropriate.
During the year ended December 31, 2008, excluding the impact of the reclassification to net earnings of foreign currency translation gains $14.9 million, we recorded a decrease in our foreign currency translation adjustment balance of $26.9 million, compared to an increase of $15.4 million in 2007. Our foreign currency translation adjustment arises from the translation at the end of each reporting period of our net assets denominated in currencies other than the United States dollar into our reporting currency. Changes in this balance arise primarily from the strengthening or weakening of non-United States currencies against the United States dollar.
We have not experienced significant interest rate exposure historically, as our term debts generally bear fixed rates of interest. However, borrowings under our new five-year global revolving credit facility are only available at floating rates of interest. If our portfolio of floating rate debts increases, we will consider the use of interest rate swaps to mitigate our exposure to interest rate fluctuations. As at December 31, 2008, we have a $25 million revolving loan that bears interest at bankers’ acceptance rate plus a margin.
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Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Legal and Other Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operation or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.
Critical Accounting Policies and Estimates
In preparing our consolidated financial statements in conformity with Canadian GAAP, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, valuation of consignors’ equipment and other assets subject to guarantee contracts, recoverability of capital assets, goodwill and future income tax assets, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in our consolidated financial statements. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.
The following discussion of critical accounting policies and estimates is intended to supplement the significant accounting policies presented as note 1 to our consolidated financial statements, which summarizes the accounting policies and methods used in the preparation of those consolidated financial statements. The policies and the estimates discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.
Accounting for Income Taxes
We record income taxes relating to our business in each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in future income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our future income tax assets will be recovered from future taxable income. If recovery of these future tax assets is considered unlikely, we must establish a valuation allowance. To the extent we either establish or increase a valuation allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations. Significant management judgment is required in determining our provision for income taxes, our measurement of future tax assets and liabilities, and any valuation allowance recorded against our net future tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance that could materially impact the presentation of our financial position and results of operations.
Valuation of Goodwill
We assess the possible impairment of goodwill in accordance with standards issued by the Canadian Institute of Chartered Accountants in Canada (known as the CICA) and the Financial Accounting Standards Board in the United States. The standards stipulate that reporting entities test the carrying value of goodwill for impairment annually at the reporting unit level using a two-step impairment test; if events or changes in circumstances indicate that the asset might be impaired, the test is conducted more frequently.
In the first step of the impairment test, the net book value of each reporting unit is compared with its fair value. We operate as a single reporting unit, which is the consolidated public company. As a result, we are able to refer to the stock market for a third party indicator of our company’s fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered not to be impaired and the subsequent step of the impairment test is unnecessary. Changes in the market value of our common shares may impact our assessment as to whether goodwill has been impaired. These changes may result from changes in our business plans or other factors, including those that are outside our control. We perform the goodwill test each year as at September 30, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We performed the test as at September 30, 2008 and again at December 31, 2008 as a result of the significant adverse changes in the global economy and capital markets, and determined that no impairment had occurred.
Changes in Accounting Policies
On January 1, 2008, we adopted CICA Handbook Section 1535, “Capital Disclosures”, Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation.” Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward its presentation requirements. Additional disclosure requirements pertaining to these sections have been addressed in the notes to our consolidated financial statements. The adoption of section 3863 had no impact on our presentation of financial instruments.
Recent Accounting Pronouncements
In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which is effective for the Company on January 1, 2009. This section establishes new standards for the recognition and measurement of intangible assets, but does not affect the accounting for goodwill. We are currently assessing the impact of these new accounting standards on our financial statements but we do not expect them to have a material impact on the presentation of our financial condition or results of operations.
International Financial Reporting Standards
In February 2008, the CICA’s Accounting Standards Board confirmed its strategy of replacing Canadian GAAP with International Financial Reporting Standards (or IFRS) for Canadian publicly accountable enterprises. IFRS will be effective for our interim and annual financial statements effective January 1, 2011. We have established a conversion plan and an IFRS project team, and have commenced our review of the accounting policy differences between Canadian GAAP and IFRS, as well as policy choices and elections allowed under IFRS, to ensure we adequately address all the key elements of the conversion. At this time, the impact on our future financial position or results of operations is not reasonably determinable, as the International Accounting Standard Board will continue to issue new accounting standards during the period leading up to the changeover date. We do anticipate a significant increase in disclosure resulting from the adoption of IFRS and are continuing to assess the level of disclosure required as well as any systems changes that may be necessary to gather and process the required information.
Disclosure Controls and Procedures
We have established and maintained disclosure controls and procedures in order to provide reasonable assurance that material information relating to our company is made known to the appropriate level of management in a timely manner.
Based on current securities legislation in Canada and the United States, our Chief Executive Officer and Chief Financial Officer are required to certify that they have assessed the effectiveness of our disclosure controls and procedures as at December 31, 2008.
We performed an evaluation under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as at December 31, 2008. Based on that evaluation, we concluded that our disclosure controls and procedures were effective as of that date to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Internal Controls over Financial Reporting
Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, management concluded that our internal controls over financial reporting were effective as of December 31, 2008.
The effectiveness of our internal controls over financial reporting as of December 31, 2008 has been audited by KPMG LLP, the independent registered public accounting firm that audited our December 31, 2008 consolidated annual financial statements, as stated in their report which is included in our consolidated financial statements.
Changes in Internal Controls Over Financial Reporting
There has been no change in our internal control over financial reporting during 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:
44      RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

à	our future performance;

à	growth of our operations;

à	growth of the world market for used trucks and equipment;

à	increases in the number of consignors and bidders participating in our auctions;

à	the impact of the current economic environment on our operations and our customers, including the number of bidders and buyers attending our auctions and consignment volumes at those auctions; the demand for equipment at our auctions; our bidders’ ability to access credit to fund their purchases; the impact of the economic environment on equipment prices and our business model;

à	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

à	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

à	our long-term mission to be the world’s largest marketplace for commercial and industrial assets;

à	our people, including our ability to recruit, train, retain and develop the right people to help us achieve our goals;

à	our places, including our ability to add the capacity necessary to accommodate our growth; our ability to increase our market share in our core markets and regions and our ability to expand into complimentary market sectors and new geographic markets, including our ability to take advantage of growth opportunities in emerging markets; the acquisition and development of auction facilities and the related impact on our capital expenditures;

à	our processes, including our process improvement initiatives and their effect on our business, results of operations and capital expenditures, particularly our ability to grow revenues faster than operating costs;

à	the relative percentage of gross auction proceeds represented by straight commission, guarantee and inventory contracts;

à	our auction revenue rates, the sustainability of those rates, and the impact of our commission rate and fee changes implemented in 2008, as well as the seasonality of gross auction proceeds and auction revenues;

à	the performance of our agricultural division, and the variability on our agricultural sales from period to period;

à	our direct expense and income tax rates, depreciation expenses and general and administrative expenses;

à	our future capital expenditures;

à	our internet initiatives and the level of participation in our auctions by internet bidders;

à	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations; and

à	financing available to us and the sufficiency of our working capital to meet our financial needs.
In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.
Risk Factors
Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.
We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.
Approximately 75% of our business is conducted on a straight commission basis. In certain other situations we will either offer to:
à	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

à	purchase the equipment outright from the consignor for sale in a particular auction.
The level of guaranteed proceeds or inventory purchase price is based on appraisals performed on equipment by our internal personnel. Inaccurate appraisals could result in guarantees or inventory values that exceed the realizable auction proceeds. If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In recent periods, guarantee and inventory contracts have generally represented approximately 25% of our annual gross auction proceeds.
Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.
We may incur losses if we are required to make payments to buyers and lienholders because we are unable to deliver clear title on the assets sold at our auctions.
In jurisdictions where title registries are commercially available, we guarantee to our buyers that each item purchased at our auctions is free of liens and other encumbrances, up to the purchase price paid at our auction. If we are unable to deliver clear title, we provide the buyer with a full refund of the purchase price. While we exercise considerable effort to ensure that all liens have been identified and, if necessary, discharged prior to the auction, we occasionally do not properly identify or discharge liens and have had to make payments to the relevant lienholders or purchasers. We will incur a loss if we are unable to recover sufficient funds from the consignors to offset these payments, and aggregate losses from these payments could be material.
We may have difficulties sustaining and managing our growth.
One of the main elements of our strategy is to continue to grow our business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our business successfully, we need to accomplish a number of objectives, including:
à	recruiting and retaining suitable sales and managerial personnel;

à	identifying and developing new geographic markets and market sectors;

à	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

à	managing expansion successfully;

à	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

à	receiving necessary authorizations and approvals from governments for proposed development or expansion;

à	integrating successfully new facilities and any acquired businesses into our existing operations;

à	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

à	establishing and maintaining favourable relationships with consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

à	succeeding against local and regional competitors in new geographic markets;

à	capitalizing on changes in the supply of and demand for industrial assets, in our existing and new markets; and

à	designing, developing and implementing business processes and operating systems that are able to support profitable growth.
We will likely need to hire additional employees to manage our growth. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract
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and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.
In addition, we continue to pursue our strategy of investing in our people, places and processes to give us the capacity to handle expected future growth, including investments in frontier markets that may not generate profitable growth in the near term. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if we are not successful growing our gross auction proceeds our earnings may be impacted. A large component of our G&A is considered fixed costs that we will incur regardless of gross auction proceeds growth. There can be no assurances that our gross auction proceeds and auction revenues will grow at a more rapid rate than our fixed costs, especially in the event of a deep and prolonged recession, which would have a negative impact on our margins and earnings per share.
Disruptions to credit and financial markets, economic uncertainty and a sustained economic downturn could harm our operations.
The current global economic and financial market crisis has caused, among other things, a general tightening in credit markets, lower levels of liquidity, and increases in default and bankruptcy rates, all of which may have a negative impact on our operations, financial condition and liquidity and ability to grow our business. Our operations and access to our cash balances are dependent upon the economic viability of our key suppliers and the various financial institutions we utilize. Our operations may be disrupted if we cannot obtain products and services necessary for our auction operations from our key suppliers, or if we lose access to our cash balances. In addition, our auction revenues may decrease if our consignors choose not to sell their assets as a result of current economic conditions, or if our buyers are unable to obtain financing for assets purchases, or if our customers are in financial distress. In addition, our lenders may be unable to advance funds to us under existing credit facilities, which could harm our liquidity and ability to operate or grow our business. The timing and nature of any recovery in credit and financial markets remain uncertain, and there can be no assurance that market conditions will improve in the near future and that our results of operations will not be adversely affected.
Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.
Our auction revenues could be reduced if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which would affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate including but not limited to economic uncertainty, disruptions to credit and financial markets, a sustained economic recession, lower commodity prices, and our customers’ restricted access to capital, are beyond our control. Any increase in the volume of equipment at our auctions may not be sufficient to offset declines in the market value for that equipment as a result of the current economic environment. In addition, price competition and availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also impact the supply of, demand for or market values of industrial equipment.
Damage to our reputation for fairness, integrity and conducting only unreserved auctions could harm our business.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting only unreserved auctions was damaged. If we are unable to maintain our reputation and police and enforce our policy of conducting unreserved auctions, we could lose business and our results of operations would suffer.
Competition in our core markets could result in reductions in our revenues and profitability.
The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.
Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition, or we may lose market share.
Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability that could harm our results of operations.
We conduct business in many countries around the world and intend to continue to expand our presence in international markets, including emerging markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax and accounting regulations, and political interference, may negatively affect our business in international markets and our related results of operations. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.
Although we report our financial results in United States dollars, a significant portion of our auction revenues is generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Currency exchange rate changes against the United States dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.
We may incur losses as a result of legal and other claims.
We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.
Our operating results are subject to quarterly variations.
Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:
à	the size, timing and frequency of our auctions;

à	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

à	the performance of our underwritten business (guarantee and outright purchase contracts);

à	general economic conditions in our markets; and

à	the timing of acquisitions and development of auction facilities and related costs.
In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.
We do not currently have a formal business continuity plan, which exposes our business to risks.
We depend on our information and other systems for the continuity and effective operation of our business. In the event of a significant interruption to our business, or the loss of key systems as a result of a natural or other disaster, we do not currently have plans in place to ensure that our business continues to operate in an effective manner. Although we are in the process of implementing a formal business continuity plan, our business, results of operations and financial conditions could be materially affected in the event of a significant interruption of our business.
We are in the process of implementing a formal disaster recovery plan, including a data center co-location plan. However, these plans are not yet complete. If we were subject to a disaster, serious security breach or threat to business continuity, it could materially damage our business, results of operations and financial condition.
Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.
We have invested significant resources in the development of our internet platform, including our rbauctionBid-Live internet bidding service. We use and rely on intellectual property owned by third parties, which we license for use in providing our rbauctionBid-Live service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may also not be able to continue to adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.
The success of our rbauctionBid- Live service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to
46      RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as some of our internal hardware and software systems.
“Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.
The availability and performance of our internal technology infrastructure are critical to our business.
The satisfactory performance, reliability and availability of our web site, enterprise resource planning system, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our rbauctionBid-Live service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.
We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We have recently improved these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.
Our business could be harmed if we lost the services of one or more key personnel.
The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of some of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, and to plan effectively for succession.
Our expenses may increase significantly or our operations and ability to expand may be limited as a result of environmental and other regulations.
A variety of federal, provincial, state and local laws, rules and regulations, including local tax and accounting rules, apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Complying with revisions to laws, rules and regulations could result in an increase in expenses and a deterioration of our financial performance. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.
The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.
Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.
There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. If these restrictions, or changes to environmental laws, were to inhibit materially the ability of customers to ship equipment to or from our auction sites, they could reduce gross auction proceeds and harm our business.
International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce gross auction proceeds and harm our business, financial condition and results of operations.
Our insurance may be insufficient to cover losses that may occur as a result of our operations.
We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liability that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and despite our focus on safe work practices, an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.
Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.
We maintain proprietary databases containing confidential personal information about our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.
We may not continue to pay regular cash dividends.
We declared and paid total quarterly cash dividends of $0.34 per outstanding common share in 2008. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant. We may be unable or may elect not to continue to declare and pay dividends, even if necessary financial conditions are met and sufficient cash is available for distribution.
Certain global conditions may affect our ability to conduct successful auctions.
Like most businesses with global operations, we are subject to the risk of certain global conditions, such as pandemics or other disease outbreaks, that could restrict our customers’ travel patterns. If this situation were to occur, we may not be able to generate sufficient equipment consignments to sustain our business or to attract enough bidders to our auctions to achieve world fair market values for the items we sell. This could harm our results of operations and financial condition.
The impact of the adoption of International Financial Reporting Standards IFRS in 2011 is uncertain.
We, as a publicly accountable Canadian enterprise, are required by the Canadian Accounting Standards Board to adopt IFRS beginning January 2011. We have not yet completely determined the impact of the adoption of IFRS on our consolidated financial statements, or how our reported financial results will differ from those reported under current Canadian GAAP.
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Auditors’ Report
To the Shareholders of Ritchie Bros. Auctioneers Incorporated
We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (the “Company”) as at December 31, 2008 and 2007 and the consolidated statements of operations, shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2008 and 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Chartered Accountants
Vancouver, Canada
February 23, 2009
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Ritchie Bros. Auctioneers Incorporated
We have audited Ritchie Bros. Auctioneers Incorporated (the “Company”)’s internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the section entitled Internal Controls over Financial Reporting included in Management’s Discussion and Analysis. Our responsibility is to express an opinion the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the years ended December 31, 2008 and 2007, we also have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated February 23, 2009 expressed an unqualified opinion on those consolidated financial statements.
Chartered Accountants
Vancouver, Canada
February 23, 2009
48      RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

Consolidated Statements of Operations
(Expressed in thousands of United States dollars, except share and per share amounts)

Years ended December 31,	2008	2007	2006

Auction revenues	$354,818	$311,906	$257,857
Direct expenses	49,750	46,481	40,457

	305,068	265,425	217,400

Expenses:
Depreciation and amortization	24,764	19,417	15,017
General and administrative	164,556	144,816	117,714

	189,320	164,233	132,731

Earnings from operations	115,748	101,192	84,669

Other income (expense):
Interest expense	(859)	(1,206)	(1,172)
Interest income	4,994	7,393	6,664
Foreign exchange gain (loss)	11,656	2,802	(451)
Gain on disposition of capital assets	6,370	243	1,277
Other	1,375	1,471	1,079

	23,536	10,703	7,397

Earnings before income taxes	139,284	111,895	92,066

Income tax expense (recovery) (note 8):
Current	39,101	33,797	33,757
Future	(1,217)	2,115	1,091

	37,884	35,912	34,848

Net earnings	$101,400	$75,983	$57,218

Net earnings per share (note 6(e)):
Basic	$0.97	$0.73	$0.55
Diluted	0.96	0.72	0.55

Weighted average number of shares outstanding	104,713,375	104,266,113	103,639,380

See accompanying notes to consolidated financial statements.
Approved on behalf of the Board:

Beverley A. Briscoe	Peter J. Blake

Director	Director and Chief Executive Officer
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT      49

Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

December 31,	2008	2007

Assets
Current assets:
Cash and cash equivalents	$107,275	$150,315
Accounts receivable	60,375	67,716
Inventory	9,711	6,031
Advances against auction contracts	285	658
Prepaid expenses and deposits	12,088	5,766
Other assets	752	—
Income taxes receivable	2,674	5,921
Future income tax asset (note 8)	780	778

	193,940	237,185

Capital assets (note 4)	453,642	390,044
Other assets	1,164	2,031
Goodwill	40,233	42,612
Future income tax asset (note 8)	509	1,015

	$689,488	$672,887

Liabilities and Shareholders’ Equity
Current liabilities:
Auction proceeds payable	$62,717	$80,698
Accounts payable and accrued liabilities	84,114	98,039
Current portion of long-term debt (note 5)	—	241

	146,831	178,978

Long-term debt (note 5)	67,411	44,844
Other liabilities	60	385
Future income tax liability (note 8)	10,024	13,564

	224,326	237,771

Shareholders’ equity:
Share capital (note 6)	94,366	90,223
Additional paid-in capital	14,355	12,471
Retained earnings	357,845	292,046
Accumulated other comprehensive income (loss)	(1,404)	40,376

	465,162	435,116

	$689,488	$672,887

Commitments and contingencies (note 9)
See accompanying notes to consolidated financial statements.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)

				Accumulated
		Additional		other	Total
	Share	paid-in	Retained	comprehensive	shareholders’
	capital	capital	earnings	income (loss)	equity

Balance, December 31, 2005	$79,844	$8,929	$217,080	$19,330	$325,183
Exercise of stock options	6,066	(881)	—	—	5,185
Stock compensation tax adjustment	—	391	—	—	391
Stock compensation expense	—	2,020	—	—	2,020
Net earnings	—	—	57,218	—	57,218
Cash dividends paid	—	—	(26,949)	—	(26,949)
Foreign currency translation adjustment	—	—	—	5,589	5,589

Balance, December 31, 2006	85,910	10,459	247,349	24,919	368,637
Exercise of stock options	4,313	(688)	—	—	3,625
Stock compensation tax adjustment	—	722	—	—	722
Stock compensation expense	—	1,978	—	—	1,978
Net earnings	—	—	75,983	—	75,983
Cash dividends paid	—	—	(31,286)	—	(31,286)
Foreign currency translation adjustment	—	—	—	15,457	15,457

Balance, December 31, 2007	90,223	12,471	292,046	40,376	435,116
Exercise of stock options	4,143	(625)	—	—	3,518
Stock compensation tax adjustment	—	198	—	—	198
Stock compensation expense	—	2,311	—	—	2,311
Net earnings	—	—	101,400	—	101,400
Cash dividends paid	—	—	(35,601)	—	(35,601)
Foreign currency translation adjustment	—	—	—	(26,896)	(26,896)
Reclassification to net earnings of foreign currency translation gains	—	—	—	(14,884)	(14,884)

Balance, December 31, 2008	$94,366	$14,355	$357,845	$(1,404)	$465,162

See accompanying notes to consolidated financial statements.
50      RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

Consolidated Statements of Comprehensive Income
(Expressed in thousands of United States dollars)

Years ended December 31,	2008	2007	2006

Net earnings	$101,400	$75,983	$57,218
Other comprehensive income (loss):
Foreign currency translation adjustment	(26,896)	15,457	5,589
Reclassification to net earnings of foreign currency translation gains	(14,884)	—	—

Comprehensive income	$59,620	$91,440	$62,807

See accompanying notes to consolidated financial statements.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Years ended December 31,	2008	2007	2006

Cash provided by (used in):

Operating activities:
Net earnings	$101,400	$75,983	$57,218
Items not involving cash:
Depreciation and amortization	24,764	19,417	15,017
Stock compensation expense	2,311	1,978	2,020
Future income taxes	(1,217)	2,115	1,091
Foreign exchange loss (gain)	(11,656)	(2,802)	451
Net gain on disposition of capital assets	(6,370)	(243)	(1,277)
Changes in non-cash working capital:
Accounts receivable	(6,770)	(22,198)	(14,097)
Inventory	(4,758)	244	4,663
Advances against auction contracts	100	847	(1,207)
Prepaid expenses and deposits	(6,987)	153	(2,353)
Income taxes receivable	3,420	1,717	(3,601)
Income taxes payable	—	(3,880)	(10,632)
Auction proceeds payable	8,355	3,138	660
Accounts payable and accrued liabilities	(9,704)	26,922	19,766
Other	(2,200)	(2,122)	(2,080)

	90,688	101,269	65,639

Investing activities:
Acquisition of business	—	(597)	(2,300)
Capital asset additions	(145,024)	(113,219)	(51,239)
Proceeds on disposition of capital assets	33,813	8,455	5,160
Decrease (increase) in other assets	1,000	(364)	1,832

	(110,211)	(105,725)	(46,547)

Financing activities:
Issuance of share capital	3,518	3,625	5,185
Dividends on common shares	(35,601)	(31,286)	(26,949)
Issuance of short-term debt	37,077	33,415	—
Repayment of short-term debt	(36,459)	(33,908)	—
Issuance of long-term debt	25,566	—	—
Repayment of long-term debt	(238)	(251)	(227)
Other	(57)	640	335

	(6,194)	(27,765)	(21,656)

Effect of changes in foreign currency rates on cash and cash equivalents	(17,323)	10,515	5,336

Increase (decrease) in cash and cash equivalents	(43,040)	(21,706)	2,772
Cash and cash equivalents, beginning of year	150,315	172,021	169,249

Cash and cash equivalents, end of year	$107,275	$150,315	$172,021

Supplemental information:
Interest paid	$3,476	$3,078	$2,186
Income taxes paid	34,629	36,089	47,924

See accompanying notes to consolidated financial statements.
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT      51

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2008, 2007 and 2006
1.	Significant accounting policies:
(a)	Basis of presentation:

These consolidated financial statements present the financial position, results of operations and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company”), a company amalgamated in December 1997 under the Canada Business Corporations Act, and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 13, also comply, in all material respects, with generally accepted accounting principles in the United States.

(b)	Cash and cash equivalents:

Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

(c)	Inventory:

Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

(d)	Capital assets:

All capital assets are stated at cost and include capitalized interest on property under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage as follows:

Asset	Basis	Rate/term

Improvements	declining balance	10%
Buildings	straight-line	30 years
Computer software	straight-line	3–5 years
Yard equipment	declining balance	20–30%
Automotive equipment	declining balance	30%
Computer equipment	straight-line	3 years
Office equipment	declining balance	20%
Leasehold improvements	straight-line	Terms of leases
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such situations, long-lived assets are considered impaired when undiscounted estimated future cash flows resulting from the use of the asset and its eventual disposition are less than the asset’s carrying amount.

Legal obligations to retire tangible long-lived assets and assets under operating leases are recorded at the fair value in the period in which they are incurred, if a reasonable estimate of fair value can be made, with a corresponding increase in asset value. The liability is accreted to face value over the life of the asset. The Company does not have any significant asset retirement obligations.

(e)	Goodwill:

Goodwill represents non-identifiable intangible assets acquired on business combinations. Goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the goodwill against its implied fair value. To the extent that the carrying amount of goodwill exceeds its fair value, an impairment loss is charged against earnings.

(f)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, internet and proxy purchase fees, administrative and documentation fees on the sale of certain lots, and auction advertising fees. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions is earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission typically includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 9(b)).

Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(g)	Income taxes:

Income taxes are accounted for using the asset and liability method, whereby future taxes are recognized for the tax consequences of temporary differences by applying substantively enacted or enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in earnings in the period in which the new tax rate is substantively enacted. Future tax benefits, such as non-capital loss carry forwards, are recognized to the extent that realization of such benefits is considered more likely than not.

(h)	Foreign currency translation:

The Company’s reporting currency is the United States dollar. The functional currency for each of the Company’s operations is usually the currency of the country of residency; in some cases it is the United States dollar. Each of the Company’s foreign operations is considered to be self-sustaining. Accordingly, the financial statements of the Company’s operations that are not denominated in United States dollars have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of earnings. Any gains or losses from the translation of asset and liability amounts have been included in accumulated other comprehensive income, which is included as a separate component of shareholders’ equity. Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction.
52     RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2008, 2007 and 2006
1.	Significant accounting policies (continued):
(i)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant financial statement items requiring the use of estimates include the determination of useful lives for depreciation, the valuation of goodwill and capital assets, the valuation of consignors’ equipment and other assets subject to guarantee contracts, and the estimation of the utilization of future income tax asset balances. Actual results could differ from such estimates and assumptions.

(j)	Financial instruments:

The Company classifies its cash and cash equivalents as held-for-trading, which is measured at fair value with changes in fair value being recognized in net earnings. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, auction proceeds payable, and long-term debt are classified as other financial liabilities, which are measured at amortized cost.

Transaction costs are offset against the outstanding principal of the related debts and are amortized using the effective interest rate method.

All derivative instruments, including embedded derivatives, are recorded in the financial statements at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in income unless cash flow hedge accounting is applied, in which case changes in fair value are recorded in other comprehensive income.

(k)	Net earnings per share:

Net earnings per share has been calculated based on the weighted average number of common shares outstanding. Diluted net earnings per share has been calculated after giving effect to outstanding dilutive options calculated by the treasury stock method (note 6(e)).

(l)	Stock-based compensation:

The Company has a stock-based compensation plan, which is described in note 6(c) and (d). The Company uses the fair value based method to account for employee stock-based compensation. Under the fair value based method, compensation cost attributable to options granted to employees is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the vesting period of the underlying option. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

(m)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.
2.	Changes in accounting policies:
On January 1, 2008, the Company adopted The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures, Section 3862, Financial Instruments – Disclosures and Section 3863, Financial Instruments – Presentation. Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward its presentation requirements. Disclosure requirements pertaining to sections 1535 and 3862 are contained in notes 11 and 12, respectively. The adoption of section 3863 had no impact on the Company’s presentation of financial instruments.
3.	Future changes in accounting policies:
(a)	Goodwill and intangible assets:

The CICA issued Section 3064, Goodwill and Intangible Assets, which is effective for the Company on January 1, 2009. This section establishes new standards for the recognition and measurement of intangible assets, but does not affect the accounting for goodwill. The Company is currently evaluating the impact of the adoption of this new standard on its financial statements and does not expect the effects to be material.

(b)	International Financial Reporting Standards:

In February 2008, the Canadian Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian generally accepted accounting principles in 2011 for all publicly accountable Canadian enterprises. The Company will be required to report its financial results in accordance with IFRS effective January 1, 2011. The Company is currently assessing the potential impacts of this changeover and developing its plan accordingly.
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT     53

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2008, 2007 and 2006
4.	Capital assets:

		Accumulated	Net book
2008	Cost	depreciation	value

Land and improvements	$173,901	$13,649	$160,252
Buildings	163,044	35,153	127,891
Land and buildings under development	112,807	—	112,807
Computer software	25,214	8,000	17,214
Yard equipment	21,831	10,424	11,407
Automotive equipment	17,811	6,868	10,943
Computer equipment	11,629	5,418	6,211
Office equipment	11,138	5,519	5,619
Leasehold improvements	3,436	2,138	1,298

	$540,811	$87,169	$453,642

		Accumulated	Net book
2007	Cost	depreciation	value

Land and improvements	$161,107	$9,865	$151,242
Buildings	160,795	33,247	127,548
Land and buildings under development	65,072	—	65,072
Computer software	19,549	5,137	14,412
Yard equipment	19,270	9,387	9,883
Automotive equipment	17,727	6,591	11,136
Computer equipment	8,820	5,024	3,796
Office equipment	11,549	5,922	5,627
Leasehold improvements	3,111	1,783	1,328

	$467,000	$76,956	$390,044

During the year, interest of $2,431,000 (2007 — $1,651,000; 2006 — $1,480,000) was capitalized to the cost of land and buildings under development.
5.	Long-term debt:

	2008	2007

Term loan, unsecured, bearing interest at 5.61%, due in quarterly installments of interest only, with the full amount of the principal due in 2011.	$29,933	$29,904

Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at bankers’ acceptance rate plus a margin between 0.65% and 1.00%, due in monthly installments of interest only. The revolving credit facility is available until January 2014.	25,220	—

Term loan, denominated in Canadian dollars, secured by a general security agreement, bearing interest at 4.429%, due in monthly installments of interest only, with the full amount of the principal due in 2010.	12,258	14,940

Term loan, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the prime rate and 6.5%, due in quarterly installments of AUD75, plus interest, with final payments of AUD275 occurring in 2008. The loan was repaid in full in 2008.	—	241

	67,411	45,085
Current portion	—	(241)

Non-current portion	$67,411	$44,844

As at December 31, 2008, principal repayments for the remaining period to the contractual maturity dates are as follows:

2009	—
2010	12,327
2011	30,000
2012	—
2013	—
2014	25,476

$67,803

As at December 31, 2008, the Company had available committed revolving credit facilities aggregating $189,524,000, of which $169,524,000 is available until January 2014. The Company also had uncommitted credit facilities aggregating $322,792,000, of which $250,000,000 expires November 2011.
54     RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2008, 2007 and 2006
6.	Share capital:
(a)	Authorized:

Unlimited number of common shares, without par value.

Unlimited number of senior preferred shares, without par value, issuable in series.

Unlimited number of junior preferred shares, without par value, issuable in series.

(b)	Issued:

No preferred shares have been issued.

Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2005	103,271,700
Issued for cash, pursuant to stock options exercised	747,600

Issued and outstanding, December 31, 2006	104,019,300
Issued for cash, pursuant to stock options exercised	419,250

Issued and outstanding, December 31, 2007	104,438,550
Issued for cash, pursuant to stock options exercised	449,170

Issued and outstanding, December 31, 2008	104,887,720

The Company’s common shares were subdivided on a three-for-one basis effective April 24, 2008. Shareholders of record at the close of business on April 24, 2008 received two additional common shares for each common share held at that date. The stock split effectively tripled the number of common shares and stock options outstanding on that date. All share, stock option and per share information in these consolidated financial statements have been restated to reflect the stock split on a retroactive basis.

(c)	Stock option plan:

The Company has a stock option plan that provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. Stock options are granted at the fair market value of the Company’s common shares at the grant date, with various vesting periods and a term not exceeding 10 years. In 2007, the Company’s stock option plan was amended and restated, and an additional 5,059,404 common shares were authorized for stock option grants. At December 31, 2008, there were 6,890,046 (2007 — 7,338,456) shares authorized and available for grants of options under the stock option plan.

Stock option activity for 2008, 2007 and 2006 is presented below:

	Common shares	Weighted average
	under option	exercise price

Outstanding, December 31, 2005	2,542,794	$7.30
Granted	617,850	14.70
Exercised	(747,600)	6.93

Outstanding, December 31, 2006	2,413,044	9.31

Granted	489,300	18.67
Exercised	(419,250)	8.65
Cancelled	(8,700)	18.67

Outstanding, December 31, 2007	2,474,394	11.24

Granted	460,710	24.35
Exercised	(449,170)	7.83
Cancelled	(12,300)	24.39

Outstanding, December 31, 2008	2,473,634	$14.23

Exercisable, December 31, 2008	2,021,324	$12.00

The options outstanding at December 31, 2008 expire on dates ranging to September 3, 2018.
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT     55

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2008, 2007 and 2006
6.	Share capital (continued):
(c)	Stock option plan (continued):

The following is a summary of stock options outstanding and exercisable at December 31, 2008:

		Options Outstanding		Options Exercisable
Range of		Weighted average	Weighted average	Number	Weighted average
exercise prices	Number outstanding	remaining life (years)	exercise price	exercisable	exercise price

$ 3.89 — $ 4.35	200,100	2.6	$4.13	200,100	$4.13
$ 4.44 — $ 5.18	228,324	3.8	5.11	228,324	5.11
$ 8.82 — $10.80	615,000	5.6	9.92	615,000	9.92
$14.23 — $14.70	532,100	7.0	14.67	523,100	14.67
$18.67	454,800	8.2	18.67	454,800	18.67
$24.39 — $25.76	443,310	9.2	24.41	—	—

	2,473,634			2,021,324

(d)	Stock-based compensation:

During 2008, the Company recognized compensation cost of $2,311,000 (2007 — $1,978,000; 2006 — $2,020,000) in respect of options granted under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2008	2007	2006

Risk free interest rate	2.7%	4.5%	4.3%
Expected dividend yield	1.31%	1.50%	1.63%
Expected lives of options	5 years	5 years	5 years
Expected volatility	23.0%	21.8%	21.0%

The weighted average grant date fair value of options granted during the year ended December 31, 2008 was $5.29 per option (2007 — $4.43; 2006 — $3.28). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

(e)	Net earnings per share:

Year ended December 31, 2008	Net earnings	Shares	Per share amount

Basic net earnings per share	$101,400	104,713,375	$0.97
Effect of dilutive securities:
Stock options	—	1,060,569	(0.01)

Diluted net earnings per share	$101,400	105,773,944	$0.96

Year ended December 31, 2007	Net earnings	Shares	Per share amount

Basic net earnings per share	$75,983	104,266,113	$0.73
Effect of dilutive securities:
Stock options	—	996,183	(0.01)

Diluted net earnings per share	$75,983	105,262,296	$0.72

Year ended December 31, 2006	Net earnings	Shares	Per share amount

Basic net earnings per share	$57,218	103,639,380	$0.55
Effect of dilutive securities:
Stock options	—	916,620	—

Diluted net earnings per share	$57,218	104,556,000	$0.55

For the year ended December 31, 2008, stock options to purchase 443,310 common shares were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive.
56     RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2008, 2007 and 2006
7.	Segmented information:

The Company’s principal business activity is the sale of consignment and self-owned equipment and other assets at auctions. This business represents a single reportable segment. The Company determines its activities by geographic segment based on the location of its auctions. Summarized information by geographic segment is as follows:

	United States	Canada	Europe	Other	Combined

Year ended December 31, 2008:
Auction revenues	$191,459	$75,683	$54,635	$33,041	$354,818
Capital assets and goodwill	280,417	112,799	58,167	42,492	493,875
Year ended December 31, 2007:
Auction revenues	$173,983	$71,271	$38,771	$27,881	$311,906
Capital assets and goodwill	244,528	118,493	53,405	16,230	432,656
Year ended December 31, 2006:
Auction revenues	$155,558	$54,306	$28,505	$19,488	$257,857
Capital assets and goodwill	199,659	86,852	25,989	12,128	324,628

8.	Income taxes:

Income tax expense differs from that determined by applying the United States statutory tax rates to the Company’s results of operations as follows:

	2008	2007	2006

Statutory federal and state tax rate in the United States	38.5%	40%	40%

Expected income tax expense	$53,624	$44,758	$36,826
Differences:
Earnings taxed in foreign jurisdictions	(12,846)	(10,199)	(3,912)
Settlement of intercompany loan	(3,612)	—	—
Non-deductible expenses	1,793	1,368	1,898
Foreign exchange gains and losses	—	(657)	—
Change in valuation allowance	756	1,009	—
Other	(1,831)	(367)	36

Actual income tax expense	$37,884	$35,912	$34,848

Temporary differences that give rise to future income taxes are as follows:

	2008	2007

Future income tax asset:
Working capital	$793	$778
Capital assets	360	173
Stock-based compensation	1,061	775
Unused tax losses	3,991	2,380
Other	1,749	298

	7,954	4,404
Valuation allowance	(1,933)	(1,177)

Total future income tax asset	6,021	3,227
Current future income tax asset	793	778

Non-current future income tax asset	5,228	2,449

Future income tax liability:
Capital assets	(2,933)	(4,422)
Goodwill	(7,089)	(6,354)
Other	(4,734)	(4,222)

Total future income tax liability	(14,756)	(14,998)
Current future income tax liability	—	—

Non-current future income tax liability	(14,756)	(14,998)

Net future income taxes	$(8,735)	$(11,771)

Presented on balance sheet as:
Future income tax asset — current	$780	$778
Future income tax asset — non-current	509	1,015
Future income tax liability — non-current	(10,024)	(13,564)

	$(8,735)	$(11,771)

As at December 31, 2008, the Company has net operating and capital loss carryforwards of approximately $19,927,000 available to reduce future taxable income, of which $3,918,000 expire through 2028, and $16,009,000 remain indefinitely. The Company has recorded a valuation allowance of $8,764,000 against these losses.
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT      57

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2008, 2007 and 2006
9.	Commitments and contingencies:
(a)	Operating leases:

The Company is party to certain operating leases relating to auction sites and offices located in Canada, the United States, Mexico, Italy, Spain, the Netherlands, the United Arab Emirates, Australia, Singapore, India, Japan and China.

In 2008, the Company entered into a sale-leaseback arrangement for its new headquarters building under construction and committed to a long-term lease of the property with the purchaser upon construction completion.

The future minimum lease payments as at December 31, 2008 are approximately as follows:

2009	$4,967
2010	7,110
2011	6,743
2012	5,410
2013	4,716
Thereafter	85,964

Total rent expenses in respect of these leases for the year ended December 31, 2008 was $3,449,000 (2007 — $2,131,000; 2006 — $1,796,000).

(b)	Contingencies:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s financial position or results of operations.

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At December 31, 2008, outstanding guarantees under contract for industrial equipment to be sold prior to the end of the first quarter of 2009 totaled $5,829,000 (December 31, 2007 — $29,134,000 sold prior to the end of the second quarter of 2008). The Company also had guarantees under contract totaling $12,094,000 relating to agricultural auctions to be held prior to the end of the second quarter of 2009 (December 31, 2007 — $26,559,000 sold prior to the end of the second quarter of 2008). The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction. No liability has been recorded with respect to these contracts.
10.	Transactions with related parties:

The Company did not enter into any related party transactions in 2008 and 2007. During the year ended December 31, 2006, the Company paid $727,000 to a company controlled by the former Chairman of the Company’s Board of Directors. The costs were incurred pursuant to agreements, approved by the Company’s Board of Directors, by which the related company agrees to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of the Company’s customers and guests. The agreements set forth the fees and costs per excursion, which are based on market prices for similar types of facilities and excursions. The Company has entered into similar agreements in the past. With the former Chairman’s retirement effective November 30, 2006, the company controlled by the former Chairman is no longer considered to be a related party.

11.	Capital risk management:

The Company’s objectives when managing its capital are to maintain a financial position suitable for providing financial capacity and flexibility to meet its growth strategies, to provide an adequate return to shareholders, and to return excess cash through the payment of dividends. The Company’s invested capital is defined as the sum of shareholders’ equity and long-term debt.

The Company is not subject to any statutory capital requirements, and has not made any changes with respect to its overall capital management strategy during the year ended December 31, 2008.
12.	Financial Instruments:

(a) Fair value:

Carrying amounts of certain of the Company’s financial instruments, including accounts receivable, auction proceeds payable, and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity. Based on borrowing rates currently available to the Company for loans with similar terms, the fair value of its long-term loans as at December 31, 2008 was approximately $69,756,000 (2007 — $45,676,000).

(b) Financial risk management:

The Company is exposed to a variety of financial risks by virtue of its activities, including foreign exchange risk, interest rate risk, credit risk and liquidity risk. The Board of Directors has overall responsibility for the oversight of the Company’s risk management.

Foreign exchange risk

The Company operates internationally and is exposed to currency risk, primarily relating to the Canadian and U.S. dollars, and the Euro, arising from sales, purchases and loans that are denominated in currencies other than the respective functional currencies of the Company’s international operations. The Company also has various investments in non-U.S. dollar self-sustaining operations, whose net assets are exposed to foreign currency translation risk. The Company has elected not to actively manage this exposure at this time. Refer to further discussion in the section entitled Quantitative and Qualitative Disclosure about Market Risk contained in the Company’s Management Discussion and Analysis.

For the year ended December 31, 2008, with other variables unchanged, a 1% strengthening (weakening) of the U.S. dollar against the Canadian dollar and Euro would impact the Company’s financial statements as follows:

à	decrease (increase) net earnings by approximately $600,000 due to the translation of the foreign operations’ statements of operations into the Company’s reporting currency, the U.S. dollar;

à	decrease (increase) net earnings by approximately $150,000 due to the revaluation of significant foreign currency denominated monetary items; and

à	decrease (increase) other comprehensive income by approximately $1,900,000.
58     RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

Notes to Consolidated Financial Statements
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2008, 2007 and 2006
12.	Financial Instruments (continued):
(b)	Financial risk management (continued): Interest rate risk

Our interest rate risk mainly arises from the interest rate impact on the Company’s cash and cash equivalents and floating rate debt. The Company’s interest rate management policy is generally to borrow at fixed rates. However, floating rate funding may be used if the terms of borrowings are favorable. The Company will consider utilizing derivative instruments such as interest rate swaps to minimize its exposure to interest rate risk. Cash and cash equivalents earn interest based on market interest rates. As at December 31, 2008, the Company is not exposed to significant interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer fails to meet its contractual obligations. The Company is not exposed to significant credit risk because it does not extend credit to buyers at its auctions, and it has a large diversified customer base. In addition, assets purchased at the Company’s auctions are not normally released to the buyers until they are paid in full. The Company’s maximum exposure to credit risk at the reporting date is the carrying value of its receivables, less receivables relating to assets that have not been released to the buyers.

The Company’s credit risk exposure on liquid financial assets is limited since it maintains its cash and cash equivalents in a broad range of large financial institutions around the world.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent balances, generally by releasing payments to consignors only after receivables from buyers have been collected. The Company also utilizes its established committed lines of credit (note 5) for short-term borrowings on an as-needed basis. The Company continuously monitors and reviews both actual and forecast cash flows to ensure there is sufficient working capital to satisfy its operating requirements.
13.	United States generally accepted accounting principles:

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission.

The amounts in the consolidated statements of operations and comprehensive income that differ from those reported under Canadian GAAP are as follows:

	2008	2007	2006

Net earnings under Canadian GAAP	$101,400	$75,983	$57,218
Cumulative translation adjustment on settlement of intercompany loans(a)	(14,884)	—	—

Net earnings under US GAAP	$86,516	$75,983	$57,218

Other comprehensive income (loss) under Canadian GAAP	(41,780)	15,457	5,589
Cumulative translation adjustment(a)	14,884	—	—

Other comprehensive income (loss) under US GAAP	$(26,896)	$15,457	$5,589

Comprehensive income under US GAAP	$59,620	$91,440	$62,807

Net earnings per share in accordance with US GAAP:
Basic	$0.83	$0.73	$0.55
Diluted	$0.82	$0.72	$0.55

The amounts in the consolidated balance sheets that differ from those reported under Canadian GAAP are as follows:

	2008		2007
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP

Capital assets(b)	$453,642	$474,720	$390,044	$390,044
Accounts payable and accrued liabilities(b)	84,114	105,192	98,039	98,039
Retained earnings(a)	$357,845	$342,961	$292,046	$292,046
Accumulated other comprehensive income (loss)(a)	(1,404)	13,480	40,376	40,376

(a)	The Company had a number of outstanding intercompany loan balances where settlement was not planned or anticipated in the foreseeable future, which were considered part of net investments in foreign operations. As such, foreign exchange gains or losses arising from these intercompany loans were reported in the cumulative translation adjustment account. In 2008, a number of the intercompany loans were settled or planned to be settled, which resulted in the reclassification to net earnings of foreign currency translation gains of $14,884,000, net of tax of $139,000. Under US GAAP, the reclassification of the pro rata portion of foreign exchange gains or losses in accumulated other comprehensive income to net earnings only occurs when the reduction in the net investment is the result of a complete sale, or complete or substantially complete liquidation, which has not occurred in this case.

(b)	The Company sold its new headquarters building under construction and will lease the property from the purchaser upon construction completion. Under US GAAP, the Company is required to record an asset under construction as prescribed by the Emerging Issue Task Force (“EITF”) 97-10, The Effect of Lessee Involvement in Asset Construction, as the Company is deemed the owner of the construction project during the construction period. Reimbursements from the lessor to the Company during the construction period are recorded as accounts payable and accrued liabilities, as construction is expected to be completed within one year. Upon the completion of construction, a sale-leaseback transaction will occur and the Company will lease the headquarters facility from the lessor. Amounts recorded under asset under construction and accounts payable and accrued liabilities will be derecognized upon completion of construction.
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT     59

SUPPLEMENTAL QUARTERLY DATA
(Unaudited; tabular dollar amounts expressed in thousands of United States dollars, except per share data)

	Gross	Auction	Net		Net Earnings Per Share(7)				Closing
2008	Auction Proceeds	Revenues	Earnings		Basic		Diluted		Stock Price(7)

1st quarter	$781,969	$81,394	$16,407	(2)	$0.16	(2)	$0.16	(2)	$27.37
2nd quarter	1,163,546	115,822	45,919	(2)	0.44	(2)	0.43	(2)	27.13
3rd quarter	767,718	75,909	11,934	(2)	0.11	(2)	0.11	(2)	23.36
4th quarter	853,927	81,693	27,140	(2)	0.26	(2)	0.26	(2)	21.42

	$3,567,160	$354,818	$101,400	(2)	$0.97	(2)	$0.96	(2)

	Gross	Auction	Net		Net Earnings Per Share(7)				Closing
2007	Auction Proceeds	Revenues(1)	Earnings		Basic		Diluted		Stock Price(7)

1st quarter	$700,368	$68,549	$17,559	(3)	$0.17	(3)	$0.17	(3)	$19.51
2nd quarter	945,256	94,054	26,555	(3)	0.25	(3)	0.25	(3)	20.87
3rd quarter	667,553	67,174	14,903	(3)	0.14	(3)	0.14	(3)	21.70
4th quarter	873,306	82,129	16,966	(3)	0.16	(3)	0.16	(3)	27.57

	$3,186,483	$311,906	$75,983	(3)	$0.73	(3)	$0.72	(3)

	Gross	Auction	Net		Net Earnings Per Share(7)				Closing
2006	Auction Proceeds	Revenues(1)	Earnings		Basic		Diluted		Stock Price(7)

1st quarter	$571,528	$55,920	$13,198	(4)	$0.13	(4)	$0.13	(4)	$16.50
2nd quarter	830,493	78,126	24,526	(4)	0.24	(4)	0.23	(4)	17.73
3rd quarter	580,271	54,526	9,704	(4)	0.09	(4)	0.09	(4)	17.87
4th quarter	738,731	69,285	9,790	(4)	0.09	(4)	0.09	(4)	17.85

	$2,721,023	$257,857	$57,218	(4)	$0.55	(4)	$0.55	(4)

	Gross	Auction	Net		Net Earnings Per Share(7)				Closing
2005	Auction Proceeds	Revenues(1)	Earnings		Basic		Diluted		Stock Price(7)

1st quarter	$456,260	$48,494	$13,675	(5)	$0.13	(5)	$0.13	(5)	$10.53
2nd quarter	682,711	65,738	21,134	(5)	0.21	(5)	0.20	(5)	12.85
3rd quarter	364,005	37,900	4,568		0.04		0.04		14.66
4th quarter	589,865	59,430	14,203		0.14		0.14		14.08

	$2,092,841	$211,562	$53,580	(5)	$0.52	(5)	$0.51	(5)

	Gross	Auction	Net		Net Earnings Per Share(7)				Closing
2004	Auction Proceeds	Revenues(1)	Earnings		Basic		Diluted		Stock Price(7)

1st quarter	$378,642	$37,722	$6,590		$0.06		$0.06		$9.37
2nd quarter	553,776	56,168	15,164		0.15		0.15		9.70
3rd quarter	307,188	31,628	1,810	(6)	0.02	(6)	0.02	(6)	10.22
4th quarter	549,796	56,876	11,335	(6)	0.11	(6)	0.11	(6)	11.02

	$1,789,402	$182,394	$34,899	(6)	$0.34	(6)	$0.34	(6)

(1)	Figures have been reclassified to conform with presentation adopted in 2008.

(2)	Net earnings in the first, second, third and fourth quarters of 2008 included the foreign exchange impact of the U.S. dollar denominated bank debt held by a Canadian subsidiary. The foreign exchange impact of this bank debt in the first, second, third and fourth quarters of 2008 was a $1.0 million ($0.8 million after tax) loss, $0.2 million ($0.2 million after tax) gain, $1.3 million ($ 1.1 million after tax) loss, and $3.8 million ($3.2 million after tax) loss, respectively.

In addition, net earnings in the first, second and fourth quarters of 2008 included the reclassification of foreign currency translation gains relating to the settlement of foreign currency denominated intercompany loans. The foreign exchange impact of this reclassification in the first, second and fourth quarters of 2008 was $2.1 million ($2.0 million after tax), $0.7 million ($0.5 million after tax) and $12.3 million ($11.1 million after tax), respectively.

Finally, net earnings in the second quarter of 2008 included a gain of $8.3 million ($7.3 million after tax) recorded on the sale of excess property.

Excluding the impact of all items above, net earnings for the first, second, third and fourth quarters of 2008 would have been $15.3 million ($0.15 per basic share and $0.14 per diluted share), $37.9 million ($0.36 per share, basic and diluted), $13.0 million ($0.12 per share, basic and diluted) and $19.2 million ($0.18 per share, basic and diluted), respectively. Net earnings for the full year 2008 would have been $85.5 million ($0.82 per basic share and $0.81 per diluted share).

(3)	Net earnings in 2007 included the foreign exchange impact of the U.S. dollar denominated bank debt held by a Canadian subsidiary. The foreign exchange impact of this bank debt in the first, second, third and fourth quarters of 2007 was a gain of $0.3 million ($0.3 million after tax), $2.4 million ($2.1 million after tax), $2.0 million ($1.7 million after tax) and less than $0.1 million (less than $0.1 million after tax), respectively. Excluding the impact of these items, net earnings for the first, second, third and fourth quarters of 2007 would have been $17.3 million ($0.17 per basic share and $0.16 per diluted share), $24.5 million ($0.23 per share, basic and diluted), $13.2 million ($0.13 per basic share and $0.12 per diluted share) and $16.9 million ($0.16 per share, basic and diluted), respectively. Net earnings for the full year 2007 would have been $71.9 million ($ 0.69 per basic share and $0.68 per diluted share).

(4)	Net earnings in 2006 included the foreign exchange impact of the U.S. dollar denominated bank debt held by a Canadian subsidiary. The foreign exchange impact of this bank debt in the first, second, third and fourth quarters of 2006 was a $0.1 million ($0.1 million after tax) loss, $1.4 million ($1.2 million after tax) gain, less than $0.1 million (less than $0.1 million after tax) loss, and $1.3 million ($1.1 million after tax) loss, respectively.

In addition, net earnings in the second and fourth quarters of 2006 included a gain of $1.8 million ($ 1.1 million after tax) recorded on the sale of excess property and a write-down of $0.2 million ($ 0.1 million after tax) on land held for resale, respectively.

Excluding the impact of all items above, net earnings for the first, second, third and fourth quarters of 2006 would have been $13.3 million ($0.13 per share, basic and diluted), $22.2 million ($0.21 per share, basic and diluted), $9.7 million ($0.09 per share, basic and diluted) and $11.0 million ($0.11 per share, basic and diluted), respectively. Net earnings for the full year 2006 would have been $56.3 million ($0.54 per share, basic and diluted).

(5)	Net earnings in the first and second quarters of 2005 include gains of $5.5 million ($3.3 million after tax) and $0.9 million ($0.8 million after tax), respectively, recorded on the sale of excess properties. Excluding the impact of these gains, net earnings for the first and second quarters of 2005 would have been $10.4 million ($0.10 per share, basic and diluted) and $20.4 million ($0.20 per share, basic and diluted), respectively. Net earnings for the full year in 2005 would have been $49.5 million ($0.48 per share, basic and diluted).

(6)	Excluding the impact of $2.1 million in income taxes in connection with realized foreign exchange gains at the subsidiary level relating to certain term debt that came due in 2004, net earnings for the third quarter of 2004 would have been $2.7 million ($0.03 per share, basic and diluted), net earnings for the fourth quarter of 2004 would have been $12.6 million ($0.12 per share, basic and diluted) and net earnings for the full year in 2004 would have been $37.0 million ($0.36 per share, basic and diluted).

(7)	The Company’s common shares split on a three-for one basis on April 24, 2008. All per share amounts in this table have been adjusted on a retroactive basis for the stock split. As well, the closing stock prices presented in this table have been adjusted for ease of comparison.
60    RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

SELECTED FINANCIAL AND OPERATING DATA
(Tabular dollar amounts expressed in thousands of United States dollars, except per share and operating data)

Years ended December 31,	2008	2007	2006	2005	2004

Gross auction proceeds (unaudited)	$3,567,160	$3,186,483	$2,721,023	$2,092,841	$1,789,402

Statement of operations data:
Auction revenues(1)	$354,818	$311,906	$257,857	$211,562	$182,394
Direct expenses(1)	(49,750)	(46,481)	(40,457)	(29,551)	(25,545)

	305,068	265,425	217,400	182,011	156,849

Depreciation and amortization	(24,764)	(19,417)	(15,017)	(13,172)	(12,708)
General and administrative(1)	(164,556)	(144,816)	(117,714)	(93,806)	(85,147)

Earnings from operations	115,748	101,192	84,669	75,033	58,994

Interest expense	(859)	(1,206)	(1,172)	(2,224)	(3,217)
Interest income(1)	4,994	7,393	6,664	3,587	1,936
Foreign exchange gain (loss)(1)(2)	11,656	2,802	(451)	(864)	(520)
Gain on disposition of capital assets(3)	6,370	243	1,277	6,565	229
Other income (loss)	1,375	1,471	1,079	417	824

Earnings before income taxes	139,284	111,895	92,066	82,514	58,246
Income taxes(4)	(37,884)	(35,912)	(34,848)	(28,934)	(23,347)

Net earnings(2)(3)	$101,400	$75,983	$57,218	$53,580	$34,899

Net earnings per share-diluted(5)	$0.96	$0.72	$0.55	$0.51	$0.34

Balance sheet data (end of year):
Working capital (including cash)	$47,109	$58,207	$94,369	$84,108	$36,871
Total assets	689,488	672,887	554,227	496,396	438,522
Long-term debt	67,411	44,844	43,081	43,322	10,792
Total shareholders’ equity	465,162	435,116	368,637	325,183	289,264

Selected operating data (unaudited):
Auction revenues as percentage of gross auction proceeds	9.95%	9.79%	9.48%	10.11%	10.19%
Number of consignors at industrial auctions	36,595	34,931	32,075	27,912	24,868
Number of bidders at industrial auctions	277,560	254,259	241,132	213,896	202,571
Number of buyers at industrial auctions	84,005	80,340	73,967	62,832	58,858
Number of permanent auction sites (end of year)	30	28	26	23	22

(1)	Figures have been reclassified to conform with presentation adopted in 2008.

(2)	Foreign exchange gain for the year ended December 31, 2008 included the reclassification of $15.0 million ($13.6 million after tax, or $0.13 per diluted share) of foreign currency translation gains relating to the settlement of foreign currency denominated intercompany loans, partially offset by a $5.8 million ($5.0 million after tax, or $0.05 per diluted share) foreign exchange loss relating to U.S. dollar denominated bank debt held by a Canadian subsidiary. Foreign exchange relating to this bank debt in 2007 was a gain of $4.8 million ($4.1 million after tax, or $0.04 per diluted share), and in 2006 a loss of less than $0.1 million (less than $0.1 million after tax, or less than $0.1 per diluted share). The Company does not expect such foreign exchange gains or losses relating to financing transactions to recur in future periods.

(3)	Gain on this disposition of capital assets for 2008, 2006 and 2005 included net gains on sales of excess properties of $8.3 million ($7.3 million after tax, or $0.07 per diluted share), $1.6 million ($1.0 million after tax, $0.01 per diluted share) and $6.4 million ($4.1 million after tax, or $0.03 per diluted share), respectively.

(4)	2004 income tax expense includes $2.1 million (or $0.02 per diluted share) relating to realized foreign exchange gains at the subsidiary level on certain term debt that came due in 2004, which is not expected to recur in future periods.

(5)	All per share amounts have been adjusted on a retroactive basis to reflect the three-for-one stock split that occurred on April 24, 2008.
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT    61

62    RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

BOARD OF DIRECTORS
Robert Murdoch — Chairman
Bob Murdoch was elected to the Company’s Board in 2006. Mr. Murdoch spent his career with Lafarge Corporation and affiliates, suppliers of construction materials, retiring from the position of President and Chief Executive Officer of Lafarge North America Inc. (NYSE & TSX: “LAF”) in 1992. Mr. Murdoch was a member of the board of Lafarge, S.A. (NYSE: “LR”; Paris Stock Exchange (Eurolist): “LG”) the Paris-based parent company of Lafarge Corporation, until 2005 and still sits on their advisory board. Mr. Murdoch is a director of Lallemand Inc., Weatherhaven Inc. and Timberwest Forest Corp. (TSX: “TWF.un”). Mr. Murdoch holds an LLB degree. Mr. Murdoch sits on the Nominating & Corporate Governance Committee.
Peter Blake
Peter Blake joined Ritchie Bros. in 1991, having worked previously with predecessor firms of PricewaterhouseCoopers and KPMG. Mr. Blake is a Chartered Accountant and started with the Company as Controller. He was appointed Vice President, Finance in 1994, and in 1997 he was appointed Chief Financial Officer and was elected to the Board. In 2002 Mr. Blake was appointed Senior Vice President and became CEO effective November 2004.
Beverley Briscoe
Bev Briscoe was appointed to the Ritchie Bros. Board in 2004. Ms. Briscoe has an extensive background working in industries complementary to the auction business and currently works as a business consultant and is President of Briscoe Management Ltd. Ms. Briscoe previously owned and was president of Hiway Refrigeration Limited. Before that she held executive positions with Wajax Industries Ltd., the Rivtow Group, and the Jim Pattison Group, and was a manager at a predecessor firm of PricewaterhouseCoopers. Ms. Briscoe is a member of the boards of BC Rail Group and Goldcorp Inc. (TSX: “G”; NYSE: “GG”), as well as a director of several non-profit organizations, including the B.C. Forest Safety Council, the Boys and Girls Club of Greater Vancouver, Forum of Women Entrepreneurs and Coast Opportunities Funds. Ms. Briscoe holds a Bachelor of Commerce degree and is a Chartered Accountant (Fellow). Ms. Briscoe is currently Chair of the Audit Committee and a member of the Nominating & Corporate Governance Committee.
Eric Patel
Eric Patel was first elected to the Ritchie Bros. Board in 2004. Mr. Patel has extensive business and financial experience, and is currently CFO of Pembrook Mining Corp. (formerly Paget Resources Corporation), a private mining company. Prior to that Mr. Patel acted as the CFO of Crystal Decisions, Inc., a privately held software company. Mr. Patel joined Crystal Decisions in 1999 after holding executive level positions, including that of CFO, with University Games, Inc., a privately held manufacturer of educational toys and games. Before 1997, Mr. Patel worked for Dreyer’s Grand Ice Cream as Director of Strategy, for Marakon Associates strategy consultants and for Chemical Bank. Mr. Patel holds an MBA degree. Mr. Patel is currently a member of the Audit Committee and is Chair of the Nominating & Corporate Governance Committee.
Edward Pitoniak
Ed Pitoniak was appointed to the Company’s Board in 2006 and is currently Chair of the Company’s Compensation Committee. Mr. Pitoniak is a businessman and until 2008 was President and CEO of bcIMC Hospitality, a private hotel company. Prior to joining the predecessor firm of bcIMC Hospitality Group in 2004 (Canadian Hotel Income Properties Real Estate Investment
Trust – TSX: “HOT.un”), Mr. Pitoniak was a Senior Vice-President at Intrawest Corporation for eight years. Before Intrawest, Mr. Pitoniak spent nine years with Times Mirror Magazines, where he held both top editorial and advertising positions with Ski Magazine — specifically, editor-in-chief and advertising director. Mr. Pitoniak has a Bachelor of Arts degree.
Christopher Zimmerman
Chris Zimmerman was elected to the Company’s Board in 2008. Mr. Zimmerman is President and Chief Executive Officer of Canucks Sports and Entertainment in Vancouver, B.C. Before joining them, Mr. Zimmerman held various senior positions with Nike, most recently as President and Chief Executive Officer of Nike Bauer Inc. He joined Nike in 1998 after spending 16 years in a variety of senior advertising positions, including USA Advertising Director for the Nike Brand and Senior Vice President at Saatchi and Saatchi Advertising in New York, where he directed the advertising development for brands such as Tide, Wendy’s, Champion Sportswear, Finesse Shampoo, Kenner Toys, and LifeSavers Candy. Mr. Zimmerman has an MBA degree. Mr. Zimmerman is a member of the Compensation Committee.
James Micali (missing from photo)
Jim Micali was appointed to the Company’s Board in 2008. Mr. Micali is a senior advisor and limited partner of Azalea Capital (a private equity fund) and a consultant to Michelin North America. He is also a counsel of Ogletree Deakins, a labour and employment law firm and an adjunct professor of Furman University. Mr. Micali retired in mid-2008 from the position of Chairman and President of Michelin North America, where he had responsibility for Michelin’s operations in North America. He started his career with Michelin in 1977 and over the years had responsibility for many of Michelin’s major business functions. Prior to joining Michelin, Mr. Micali obtained his legal education from Boston College Law School and was admitted to the bars of Rhode Island and Massachusetts. Mr. Micali also served on the board of directors of Lafarge North America, a supplier of construction materials (NYSE & TSX: “LAF”) from 2003 until May 2006. Mr. Micali sits on the Boards of Sonoco Products Company (NYSE: “SON”), SCANA Corporation (NYSE: “SCG”) and American Tire Distributors Holdings, Inc. Mr. Micali is a member of the Company’s Audit Committee and Compensation Committee.
RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT    63

SHAREHOLDER INFORMATION
Address

Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, BC
Canada, V6X 4G5
Telephone:	604.273.7564
Canada (toll-free):	1.800.663.1739
USA (toll-free):	1.800.663.8457
Facsimile:	604.273.6873
Web site:	www.rbauction.com
Board of Directors

Robert W. Murdoch	Chairman

Peter J. Blake	Director & Chief Executive Officer

Beverley A. Briscoe	Director

Eric Patel	Director

Edward B. Pitoniak	Director

Christopher Zimmerman	Director

James M. Micali	Director

Shareholders wishing to speak to the Chairman should call 604.233.6153 or send an email to leaddirector@rbauction.com.
Management Advisory Committee

Peter J. Blake*	Chief Executive Officer

Robert S. Armstrong*	Chief Operating Officer

Jeremy M.T. Black	VP – Business Development; Corporate Secretary

Joseph P. Boyle	VP – North East USA

Stephen H. Branch	VP – Marketing

William A. Cooksley	VP – Information Technology

Scott L. Forke	VP – Agriculture Division, USA

Curtis C. Hinkelman*	Senior VP – Eastern USA

Robert K. Mackay*	President

Warwick N. Mackrell	VP – Australia & Asia

Robert A. McLeod	Chief Financial Officer

David D. Nicholson*	Senior VP – Central USA, Mexico & South America

Victor E. Pospiech*	Senior VP – Administration & Human Resources

J. Dean Siddle	VP – Senior Valuation Analyst

Steven C. Simpson*	Senior VP — Western USA

Kevin R. Tink*	Senior VP – Canada & Agriculture

Sylvain M. Touchette	VP – Eastern Canada

Guylain Turgeon*	Senior VP – Managing Director Europe, Middle East & Asia

Simon A. Wallan	VP – Agriculture

Karl W. Werner	VP – Auction Operations

Robert K. Whitsit *	Senior VP

*	Member of Executive Council
Corporate Governance
Corporate governance information, including the Company’s Report on Corporate Governance, which is included in the Company’s Information Circular, is available on the Company’s website at www.rbauction.com.
Investor Relations
Securities analysts, portfolio managers, investors and representatives of financial institutions seeking financial and operating information may contact:

Investor Relations Department
Ritchie Bros. Auctioneers
6500 River Road
Richmond, BC
Canada, V6X 4G5
Telephone:	604.273.7564
Canada (toll-free):	1.800.663.1739
USA (toll-free):	1.800.663.8457
Facsimile:	604.273.2405
Email:	ir@rbauction.com
Copies of the Company’s filings with the U.S. Securities & Exchange Commission and with Canadian securities commissions are available to shareholders and other interested parties on request or can be accessed directly on the internet at www.rbauction.com.
Annual Meeting
The annual meeting of the Company’s shareholders will be held at 11am on Friday April 17, 2009 at the River Rock Resort, 8811 River Road, Richmond, BC V6X 3P8.
Stock Exchanges
Ritchie Bros. Auctioneers Incorporated is listed on the New York Stock Exchange and the Toronto Stock Exchange and on both exchanges, trades under the symbol “RBA”.
Transfer Agent
Communications concerning transfer requirements, address changes and lost certificates should be directed to:

Computershare Trust Company of Canada
510 Burrard Street
2nd Floor
Vancouver, British Columbia
Canada, V6C 3B9
Telephone:	604.661.0226
Canada and USA (toll-free):	1.800.564.6253
Facsimile:	604.661.9401
Facsimile (toll-free):	1.800.249.7775
Email:	jenny.karim@computershare.com
Self-service:	www.computershare.com

Co-agent in the United States:
Computershare Trust Company of New York
New York, NY
Auditors
KPMG LLP
Vancouver, Canada
Dividends
All dividends paid by Ritchie Bros. Auctioneers are eligible dividends, unless indicated otherwise in the Company’s quarterly reports or by press release.
64    RITCHIE BROS. AUCTIONEERS | 2008 ANNUAL REPORT

RITCHIE BROS.
Auctioneers
50
RBA
NYSE
RITCHIE BROS.
JANUARY
14
MONDAY
RBA
LISTED
NYSE

RITCHIE BROS.
Auctioneers

Ritchie Bros. Auctioneers
6500 River Road, Richmond, BC, Canada V6X 4G5
Tel: 604.273.7564 Fax: 604.273.6873
www.rbauction.com

Mixed Sources
FSC
© 1996 FSC